The information contained in this prospectus supplement and the accompanying prospectus relates to an effective registration statement under the Securities Act of 1933 and is subject to change. This prospectus supplement and accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                                    Filed Pursuant to Rule 424B5
                                                     Registration No. 333-103618

                SUBJECT TO COMPLETION, DATED SEPTEMBER 27, 2004

PRELIMINARY PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED JULY 10, 2003)

[RAIT INVESTMENT TRUST LOGO]

                             RAIT INVESTMENT TRUST

                                   2,000,000

               % SERIES B CUMULATIVE REDEEMABLE PREFERRED SHARES
                             OF BENEFICIAL INTEREST

    We are offering 2,000,000 of our     % Series B cumulative redeemable
preferred shares of beneficial interest, par value $0.01 per share. We will pay cumulative dividends on the Series B preferred shares from and including the
date of original issuance in the amount of $    per share each year, which is
equivalent to     % of the $25.00 liquidation preference per share. Dividends will be payable quarterly in arrears. The initial dividend payment date for any Series B preferred share issued on or before December 1, 2004 shall be December 31, 2004 and the amount of the dividend payable on December 31, 2004 on any of these shares shall be calculated from the earliest date of original issuance of any Series B preferred share. The first dividend will be for less than a full quarter and pro rated accordingly. Holders of the Series B preferred shares will generally have no voting rights, but will have limited voting rights if we fail to pay dividends for six or more quarters and in certain other events.

    We may not redeem the Series B preferred shares before October   , 2009,
except to preserve our tax status as a real estate investment trust. On or after
October   , 2009, we may, at our option, redeem the Series B preferred shares, in whole or in part, at any time and from time to time, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to and including the redemption date. The Series B preferred shares have no stated maturity date, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any of our other securities.

    No market currently exists for our Series B preferred shares. We have applied to list the Series B preferred shares on the New York Stock Exchange
(NYSE) under the symbol "RAS PrB," subject to official notice of issuance. Our common shares of beneficial interest, par value $0.01 per share, are listed on the NYSE under the symbol "RAS."

    INVESTING IN OUR SERIES B PREFERRED SHARES INVOLVES RISKS. YOU SHOULD READ THE SECTION ENTITLED "SUPPLEMENTAL RISK FACTORS" BEGINNING ON PAGE S-6 OF THIS PROSPECTUS SUPPLEMENT AND THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS BEFORE BUYING OUR SERIES B PREFERRED SHARES.

                                                              PER SHARE               TOTAL
                                                              ---------            -----------
Public offering price.............................            $25.0000             $50,000,000
Underwriting discount.............................            $ 0.7875             $ 1,575,000
Proceeds, before expenses, to us..................            $24.2125             $48,425,000

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    We have granted the underwriters an option exercisable within 30 days of the date of this prospectus supplement to purchase up to an additional 300,000 Series B preferred shares at the public offering price, less the underwriting discount, solely to cover over-allotments, if any.

    We expect that the Series B preferred shares will be ready for delivery on
or about October   , 2004.

FRIEDMAN BILLINGS RAMSEY

                                 PIPER JAFFRAY

                                                      STIFEL, NICOLAUS & COMPANY
           INCORPORATED

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS SEPTEMBER   , 2004

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements. When used, statements which are not historical in nature, including those prefaced by the words "anticipate," "estimate," "should," "expect," "believe," "intend" and similar terms, are intended to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties, including, among other things:

      -- business and economic conditions, especially as they affect interest rates and the value of real estate;

      -- defaults by borrowers in paying debt service on our loans, particularly our subordinated and discounted loans;

      --  illiquidity of our portfolio of loans and property interests;

      -- our possible inability to originate or acquire loans or property interests on favorable terms;

      -- our possible inability to continue to obtain capital resources and maintain liquidity through offerings of our securities, lines of credit or other means; and

      -- our possible inability to maintain our qualification as a real estate investment trust or our exemption from registration under the Investment Company Act.

     These risks and uncertainties and other risks, uncertainties, and factors that could cause actual results to differ materially from those projected are discussed in the "Risk Factors" section of, and elsewhere in, the prospectus that accompanies this prospectus supplement, as well as in reports filed by us from time to time with the Securities and Exchange Commission, including Forms 10-K, 10-Q and 8-K.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference into this prospectus supplement and the accompanying prospectus might not occur.

                            ------------------------

     You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. The information in this prospectus supplement replaces any inconsistent information in the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is current as of the date the information is presented. Our business, financial condition, results of operations and prospects may have changed since those dates.

                                  OUR COMPANY

     We are a Maryland real estate investment trust. We make investments in real estate primarily by:

      --  making real estate loans,

      --  acquiring real estate loans, and

      --  acquiring interests in real estate.

     We seek to generate income for distribution to our shareholders from a combination of interest and fees on loans, rents and other income from our interests in real estate and proceeds from the sale of our investments.

     Our address is c/o RAIT Partnership, L.P., 1818 Market Street, 28th Floor, Philadelphia, Pennsylvania 19103. Our telephone number is (215) 861-7900.

                              RECENT DEVELOPMENTS

     From July 1, 2004 through the date of this prospectus supplement, we originated seven loans totaling approximately $138.7 million. Nine of our loans totaling $94.4 million were repaid during the same period.

     On July 27, 2004, we declared a quarterly cash distribution of $0.484375 per Series A preferred share payable September 30, 2004 to holders of record on September 1, 2004.

     On September 15, 2004, we declared a quarterly cash distribution of $0.60 per common share payable October 15, 2004 to holders of record on September 27, 2004.

                                  THE OFFERING

Issuer........................   RAIT Investment Trust.

Preferred shares offered......   2,000,000      % Series B cumulative redeemable
                                 preferred shares of beneficial interest. Unless otherwise stated, the information in this prospectus supplement assumes that the underwriters will not exercise their option to purchase up to 300,000 additional Series B preferred shares to cover over-allotments, if any.

Price per share...............   $25.00

Dividends and payment dates...   Investors will be entitled to receive
                                 cumulative cash dividends on the Series B
                                 preferred shares at a rate of      % per year
                                 of the $25.00 liquidation preference
                                 (equivalent to $     per year per share) from
                                 and including the date of original issuance.
                                 Dividends will be payable quarterly in arrears
                                 on the last calendar day of each March, June,
                                 September and December or, if not a business
                                 day, the next succeeding business day.
                                 Dividends will be cumulative from and including
                                 the date of original issuance, which is
                                 expected to be October   , 2004. The initial
                                 dividend payment date for any Series B
                                 preferred share issued on or before December 1, 2004 shall be December 31, 2004 and the amount of the dividend payable on December 31, 2004 on any of these shares shall be calculated from the earliest date of original issuance of any Series B preferred share. The first dividend will be for less than a full quarter and pro rated accordingly.

Liquidation preference........   If we liquidate, dissolve or wind up, holders
                                 of the Series B preferred shares will have the right to receive $25.00 per share, plus accrued and unpaid dividends (whether or not declared) to and including the date of payment, before any payments are made to the holders of our common shares of beneficial interest.

Maturity and redemption.......   The Series B preferred shares have no maturity
                                 date and we are not required to redeem the
                                 Series B preferred shares at any time. We may
                                 not redeem the Series B preferred shares before
                                 October   , 2009, except in limited
                                 circumstances relating to the ownership
                                 limitations necessary to preserve our tax qualification as a real estate investment trust, or REIT, as described in the accompanying prospectus. On or after October
                                   , 2009, we may, at our option, redeem the
                                 Series B preferred shares, in whole or part, at
                                 any time and from time to time, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date. Any partial redemption generally will be on a pro rata basis.

Not convertible...............   The Series B preferred shares will not be
                                 convertible into any of our other securities.

Ranking.......................   The Series B preferred shares will, with
                                 respect to dividend rights, redemption rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up, rank:

                                 - senior to common shares and to all equity
                                   securities the terms of which provide that such equity securities shall rank junior to the Series B preferred shares;

                                 - junior to all our (i) equity securities the
                                   terms of which specifically provide that such equity securities rank senior to the Series B preferred shares and (ii) existing and future debt, including debt convertible into our equity securities; and

                                 - on a parity with all of our other equity
                                   securities, including our 7.75% Series A cumulative redeemable preferred shares of beneficial interest.

Limited voting rights.........   Holders of our Series B preferred shares
                                 generally will have no voting rights. However, whenever dividends on our Series B preferred shares are in arrears for six or more quarterly periods (whether or not consecutive), the holders of these shares (voting together as a single class with the holders of all other shares of any class or series of shares ranking on a parity with the Series B preferred shares which are entitled to similar voting rights, if any) will be entitled to vote for the election of two additional trustees to serve on our board of trustees until all dividends in arrears on outstanding Series B preferred shares have been paid or declared and set apart for payment. In addition, the issuance of future senior shares or certain changes to the terms of the Series B preferred shares that would be materially adverse to the rights of holders of our Series B preferred shares cannot be made without the affirmative vote of the holders of at least two-thirds of our outstanding Series B preferred shares. See
                                 "Description of Series B Preferred
                                 Shares -- Voting Rights."

Restrictions on ownership.....   Subject to certain exceptions, no person may
                                 own, directly or indirectly, more than 9.8% of the number of outstanding Series B preferred shares. See "Description of Series B Preferred
                                 Shares -- Restrictions on Ownership and
                                 Transfer."

Listing.......................   We have applied to list the Series B preferred
                                 shares on the New York Stock Exchange under the symbol "RAS PrB," subject to official notice of issuance. We expect that trading on the NYSE will commence within 30 days after the initial delivery of the Series B preferred shares, though there can be no assurance that this listing will be accomplished in this period.

No rating.....................   The Series B preferred shares have not been
                                 rated.

Use of proceeds...............   We expect to use the net proceeds from the sale
                                 of the Series B preferred shares primarily to repay a portion of the indebtedness under our lines of credit. We used the indebtedness being repaid primarily to fund our real estate investments. Amounts repaid under our lines of credit will be available for future borrowings to fund real estate investments and for working capital purposes. Although we expect we will repay a portion of the outstanding indebtedness with the net proceeds of this offering, if investment opportunities become available to us before we repay a portion of the outstanding indebtedness, we may use some, or all, of the net proceeds to make such investments. See "Use of Proceeds."

   RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

     The historical and pro forma ratios of earnings to combined fixed charges and preferred share dividends for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income before minority interests from our consolidated statements of income, as adjusted for fixed charges, and fixed charges represent interest expense from our consolidated statements of income.

                                                                      YEAR ENDED DECEMBER 31,
                                               SIX MONTHS ENDED   --------------------------------
                                                JUNE 30, 2004     2003   2002   2001   2000   1999
                                               ----------------   ----   ----   ----   ----   ----
Historical ratio of earnings to combined
  fixed charges and preferred share
  dividends(1)...............................        5.35         6.41   5.68   3.53   1.95   2.17
Pro forma ratio of earnings to combined fixed
  charges and preferred share dividends(2)...        4.67         4.11     --     --     --     --

---------------

(1) We did not have any preferred shares of beneficial interest outstanding until March 2004 and, accordingly, preferred share dividends are not reflected in the historical ratios for the five years ended December 31, 2003 and are only reflected in the six months ended June 30, 2004 for the period of time they have been outstanding. The ratios for these periods are based solely on historical financial information and no pro forma adjustments have been made to them.

(2) The pro forma ratio assumes that our Series A preferred shares and our Series B preferred shares were outstanding for the entire period indicated and represents the historical ratio as adjusted for the offering and the use of the proceeds of the Series B preferred shares described above. See "Use of Proceeds."

                           SUPPLEMENTAL RISK FACTORS

     You should consider the following risk factors before deciding to purchase our Series B preferred shares. We also refer you to the section entitled "Risk Factors" beginning on page 3 of the accompanying prospectus.

     Dividends will not be paid unless declared by our board of trustees. We will pay quarterly dividends on the Series B preferred shares only if declared by our board of trustees. The board of trustees is not obligated or required to declare quarterly dividends. To the extent not paid, dividends on the Series B preferred shares will accrue and accumulate.

     Investors in our Series B preferred shares may experience losses, volatility and poor liquidity, and we may reduce or delay payment of our dividends in a variety of circumstances. Our earnings, cash flow, book value, and dividends can be volatile and difficult to predict. Although we will seek to pay a regular Series B preferred share dividend at a rate that is sustainable, we may cut or delay our dividend payments in the future for a variety of reasons. We may not provide public warnings of such dividend reductions or payment delays prior to their occurrence. Fluctuations in our current and prospective earnings, cash flow and dividends, the market for similar securities, as well as many other factors such as perceptions, economic conditions, stock market conditions, and the like, can affect the price of our Series B preferred shares. For example, higher market interest rates could cause the market price of our Series B preferred shares to go down. In addition, liquidity in the trading of our shares may be insufficient to allow investors to sell their shares in a timely manner or at a reasonable price.

     Our Series B preferred shares have not been rated. The Series B preferred shares have not been rated by any nationally recognized statistical rating organization.

     Our Series B preferred shares will be subordinate to our debt. Our Series B preferred shares will be subordinate to all of our existing and future debt, including debt convertible into our equity securities.

     As a holder of Series B preferred shares, you have extremely limited voting rights. Your voting rights as a Series B preferred shareholder will be extremely limited. Our common shares are the only class of shares carrying full voting rights. The Series B preferred shares' voting rights exist primarily with respect to changes in the terms of the Series B preferred shares, the creation of additional classes or series of preferred shares that are senior to the Series B preferred shares, and if we do not pay dividends on the Series B preferred shares. In general, only common shareholders can replace or remove any of the trustees. However, if we do not declare and pay full dividends for a total of six quarters, whether or not consecutive, the holders of the Series B preferred shares and the holders of all other shares of any class or series ranking on a parity with the Series B preferred shares upon which like voting rights have been conferred and are exercisable (voting as a single class), will acquire the right to appoint two additional trustees. The term of these additional trustees will terminate when we pay the unpaid cumulative dividends on the Series B preferred shares and these other shares, at which time the term of office of these trustees will expire and the size of the board of trustees will be reduced by two trustees. The right to elect two trustees will be triggered again each time full dividends on any outstanding Series B preferred shares have not been paid for six or more quarterly periods (whether or not consecutive). If holders of any other series of preferred shares have similar voting rights, they may have the right to vote with the holders of Series B preferred shares as a class in the election of such trustees. The holders of our outstanding Series A preferred shares have such similar voting rights.

     There is no fixed maturity date or required redemption of the Series B preferred shares. There is no fixed maturity date or required redemption of the Series B preferred shares. Holders of Series B preferred shares do not have the right to require us to redeem or repurchase their shares.

     Listing on the New York Stock Exchange does not guarantee a market for the Series B preferred shares. Although we expect the Series B preferred shares will be listed on the New York Stock Exchange, an active or liquid trading market may not develop. Even if a market does develop, it may not be sustained and may not provide you with a means to sell your shares. If an active trading market does not develop, the market price and liquidity of the Series B preferred shares will be adversely affected. Since the Series B preferred shares have no stated maturity date, investors seeking liquidity may be limited to selling their shares in the secondary market. Even if an active public market does develop, we cannot guarantee you that the market price for the Series B preferred shares will equal or exceed the price you pay for the Series B preferred shares. The marketplace determines the trading prices for the Series B preferred shares and may be influenced by many factors, including our history of paying dividends on the Series B preferred shares, variations in our financial results, the market for similar securities, investors' perception of us and general economic, industry, interest rate and market conditions. Because the Series B preferred shares will carry a fixed dividend rate, their value in the secondary market will be influenced by changes in interest rates and will tend to move inversely to such changes.

     We can redeem the Series B preferred shares in our discretion after October , 2009. We have the option of redeeming your Series B preferred shares
beginning October   2009. We may redeem Series B preferred shares, in whole or in part, at $25.00 per share, plus accrued and unpaid dividends (whether or not declared), if any, to the redemption date. We can do this even if the market price for a Series B preferred share exceeds the redemption amount payable for that share.

     Our future offerings of debt and preferred equity securities may adversely affect the value of the Series B preferred shares. Our declaration of trust authorizes the issuance of up to 25 million preferred shares of beneficial interest in one or more series. Any new series of preferred shares may have rights, including rights to dividends, voting rights and rights to payments on liquidation, equal to those of the Series B preferred shares. Our board of trustees, without any action by our shareholders, may amend our declaration of trust to increase or decrease the aggregate number of shares or the number of shares of any class that we are authorized to issue. The issuance of additional preferred shares on a parity with or senior to the Series B preferred shares could have the effect of diluting the interests and voting rights of holders of our Series B preferred shares. The Series B preferred shares will be subordinated to all our existing and future debt, including debt convertible into our equity securities. None of the provisions relating to our Series B preferred shares contains any provisions affording the holders of our Series B preferred shares protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all of our assets or business, that might adversely affect the holders of our Series B preferred shares.

                                USE OF PROCEEDS

     The net proceeds from the sale of our Series B preferred shares in this offering will be approximately $48.3 million, or approximately $55.6 million if the underwriters' over-allotment option is exercised in full, after deducting the underwriting discount and the estimated expenses of the offering. We expect to use these net proceeds to repay a portion of the indebtedness under one or more of our lines of credit. As of the date of this prospectus supplement, we have four lines of credit, two of which each have $30.0 million of maximum possible borrowings, one of which has $25.0 million of maximum possible borrowings and a fourth of which has $10.0 million of maximum possible borrowings. The aggregate amount of indebtedness outstanding under these lines of credit is $26.5 million as of the date of this prospectus supplement and we anticipate that this amount will increase by $34.0 million by the date of the initial issuance of the Series B preferred shares. We used the indebtedness being repaid primarily to fund our real estate investments. Amounts repaid under our lines of credit will be available for future borrowings to fund real estate investments and for working capital purposes. Although we expect we will repay a portion of the outstanding indebtedness with the net proceeds of this offering, if investment opportunities become available to us before we repay outstanding indebtedness, we may use some, or all, of the net proceeds to make such investments. Pending these uses, we will hold the net proceeds in interest-bearing bank accounts or use them to purchase marketable, interest-bearing securities.

     As of the date of this prospectus supplement, no amounts are outstanding under the first of our two $30.0 million lines of credit. We anticipate that we will have $15.0 million outstanding under this line of credit as of the date of the initial issuance of the Series B preferred shares. This line of credit bears interest, at our election, at either: (a) the 30-day London interbank offered rate, or LIBOR, plus 2.5%, or (b) the prime rate as published in the "Money Rates" section of The Wall Street Journal. The minimum interest rate is 4.0%. The current interest rate is 4.15%. Absent any renewal, the line of credit will terminate in October 2005 and any principal then outstanding must be paid by October 2006. The lender has the right to declare any advance due and payable in full two years after the date of the advance.

     As of the date of this prospectus supplement, no amounts are outstanding under the second of our two $30.0 million lines of credit. We anticipate that we will have $19.0 million outstanding under this line of credit as of the date of the initial issuance of the Series B preferred shares. This line of credit bears interest at the prime rate as published in the "Money Rates" section of The Wall Street Journal. The current interest rate is 4.5%. This line of credit has a current term running through April 2005 with annual one-year extension options and an 11-month non-renewal notice requirement. Approximately $442,000 of availability under this line of credit is reserved in the event we are required to make any payments under a letter of credit described in Note 8 to our financial statements included as Item 1 of our quarterly report on Form 10-Q for the quarter ended June 30, 2004.

     As of the date of this prospectus supplement, we have $24.0 million outstanding under our $25.0 million line of credit. This line of credit bears interest, at our election, at either: (a) one, two or three month LIBOR, plus 2.25% or (b) a daily base rate equal to the higher of (i) the lender's announced prime rate plus 1% or (ii) the federal funds rate, as published by the Federal Reserve Bank of New York, plus 2%. The current interest rate is 3.625%. Absent any renewal, this line of credit will terminate in February 2006 and any principal then outstanding must be repaid at that time.

     As of the date of this prospectus supplement, we have $2.5 million outstanding under our $10.0 million line of credit. This line of credit bears interest, at our election, at either: (a) one month LIBOR plus 3.0% or (b) the prime rate as published in the "Money Rates" section of The Wall Street Journal. The current interest rate is 4.7%. Absent any renewal, this line will terminate in July 2005 and any principal then outstanding must be repaid by July 2010.

                                 CAPITALIZATION

     The following table sets forth our actual capitalization as of June 30, 2004, and our capitalization as of June 30, 2004, as adjusted to reflect:

      -- the sale of 2,000,000 Series B preferred shares in this offering for net proceeds of $48.3 million after deducting the underwriting discount and estimated offering expenses;

      -- the repayment of outstanding indebtedness under our lines of credit as described above under "Use of Proceeds";

      -- the issuance on July 6, 2004 of 300,000 of our common shares pursuant to the underwriters' exercise of their overallotment option relating to an offering of our common shares; and

      -- 8,579 common shares issued in the third quarter of 2004 through September 27, 2004 under our dividend reinvestment plan.

                                                               ACTUAL    AS ADJUSTED(1)
                                                              --------   --------------
                                                                   (IN THOUSANDS)
Secured lines of credit(2)(3)...............................  $ 30,500      $ 12,175
Minority interest...........................................       486           486
Shareholders' equity:
Preferred shares, par value $0.01 per share; 25,000,000
  shares authorized;
  7.75% Series A cumulative redeemable preferred shares,
  liquidation preference $25.00 per share, 2,760,000 shares
  issued and outstanding....................................        28            28
      % Series B cumulative redeemable preferred shares,
  liquidation preference $25.00 per share, no shares issued
  and outstanding; 2,000,000 shares issued and outstanding,
  as adjusted(4)............................................        --            20
Common shares, par value $0.01 per share; 200,000,000 shares authorized; 25,220,763 shares outstanding; 25,529,342
  shares issued and outstanding, as adjusted(5).............       252           255
Additional paid-in capital..................................   478,451       533,922
Loans for stock options exercised...........................      (511)         (511)
Deferred compensation.......................................      (815)         (815)
Retained earnings...........................................       130           130
                                                              --------      --------
  Total shareholders' equity................................   477,535       533,029
                                                              --------      --------
  Total capitalization......................................  $508,521      $545,690
                                                              ========      ========

---------------

(1) Including net proceeds of this offering, after deducting expenses of this offering payable by us, which we estimate to be $100,000.

(2) Does not include indebtedness of $119.3 million that is recourse only to specific properties or investments.

(3) Subsequent to June 30, 2004, the aggregate amount outstanding under our lines of credit decreased by $4.0 million. As of the date of this prospectus supplement, an aggregate of $26.5 million is outstanding under our lines of credit. We anticipate that this amount will increase by $34.0 million by the date of the initial issuance of the Series B preferred shares and so we assume an aggregate of $60.5 million is outstanding under our lines of credit prior to the repayment of outstanding indebtedness described above under "Use of Proceeds."

(4) Assumes no exercise of the underwriters' over-allotment option to purchase up to an additional 300,000 Series B preferred shares.

(5) Excludes 1,249,407 common shares reserved for issuance under our employee stock option plan and 836,451 common shares reserved for issuance under our dividend reinvestment plan.

                            SELECTED FINANCIAL DATA

     We derived the financial data set forth below as of and for the five years ended December 31, 2003 from our consolidated financial statements for those periods, which have been audited by Grant Thornton LLP, independent registered public accounting firm. We have derived the selected financial data as of and for the six month periods ended June 30, 2004 and 2003 from our unaudited financial statements for these periods. You should read the financial data in this table together with, and such financial data is qualified by reference to, our consolidated financial statements, the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this prospectus supplement.

                        SIX MONTHS ENDED
                            JUNE 30,              AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                       -------------------   ----------------------------------------------------
                         2004       2003       2003       2002       2001       2000       1999
                       --------   --------   --------   --------   --------   --------   --------
                                      (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
OPERATING DATA:
Total revenues(1)....  $ 48,593   $ 35,946   $ 78,563   $ 73,694   $ 57,064   $ 38,549   $ 34,122
Total costs and
  expenses...........    18,644     15,254     31,433     30,131     30,191     26,419     21,178
Net income...........    29,931     20,748     47,164     43,505     26,914     12,055     12,962
Net income per
  share -- basic.....      1.22       1.02       2.24       2.50       2.68       1.93       2.10
Net income per
  share -- diluted...      1.21       1.01       2.23       2.48       2.65       1.92       2.09
BALANCE SHEET DATA:
Total assets.........   661,722    483,213    534,555    438,851    333,166    270,120    269,829
Indebtedness secured
  by real estate.....   119,333     99,824    131,082    114,592    108,935    148,434    161,164
Secured lines of
  credit.............    30,500     42,080     23,904     30,243      2,000     20,000     14,000
Shareholders'
  equity.............   477,535    312,958    363,401    277,595    211,025     86,675     86,238
Book value per
  share..............     16.28      15.01      15.66      14.76      14.12      13.74      13.91
Other data:
Dividends per
  share..............      1.20       1.24       2.46       2.39       2.12       2.04       2.04

---------------

(1) We adopted SFAS No. 145, "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement 13, and Technical Correction." In 2001, we recorded an extraordinary gain on the extinguishment of debt of $4.6 million, which was reclassified into revenues as a result of the adoption of SFAS No. 145.

                    DESCRIPTION OF SERIES B PREFERRED SHARES

     The following is a summary of the material terms and provisions of the Series B preferred shares. We will describe our Series B preferred shares more completely in the articles supplementary to our declaration of trust establishing the Series B preferred shares which we plan to file and incorporate by reference in this prospectus supplement promptly after their completion.

GENERAL

     Under our declaration of trust, we may issue 200 million common shares of beneficial interest, par value $0.01 per share, and 25 million preferred shares of beneficial interest, par value $0.01 per share. Our board of trustees plans to adopt articles supplementary to our declaration of trust establishing the number and fixing the terms, designations, powers, preferences, rights, limitations and restrictions of a series of preferred shares designated the
     % Series B Cumulative Redeemable Preferred Shares. We plan to authorize up to 3,000,000 Series B preferred shares. We will issue 2,000,000 Series B preferred shares (2,300,000 shares if the underwriters' over-allotment option is exercised in full) in this offering. As of the date of this prospectus supplement, there are 2,760,000 7.75% Series A cumulative redeemable preferred shares and 25,529,342 common shares authorized and outstanding.

     Under Maryland law, a shareholder is not personally liable for our obligations solely as a result of his or her status as a shareholder.

     We have applied to list the Series B preferred shares on the New York Stock Exchange, subject to official notice of issuance. We expect that trading on the NYSE will commence within 30 days after the initial delivery of the Series B preferred shares.

RANKING

     The Series B preferred shares will, with respect to dividend rights, redemption rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up, rank:

      -- senior to all common shares and to all our equity securities the terms of which provide that such equity securities shall rank junior to the Series B preferred shares;

      -- junior to all our (i) equity securities the terms of which specifically provide that such equity securities rank senior to the Series B preferred shares and (ii) existing and future indebtedness, including our debt securities convertible into or exchangeable for our equity securities; and

      -- on a parity with all of our other equity securities, including our Series A preferred shares.

DIVIDENDS

     As holders of Series B preferred shares, you will be entitled to receive, when, as and if authorized and declared by our board of trustees, out of legally
available funds, cumulative preferential cash dividends at the rate of      % of
the liquidation preference per annum, which is equivalent to $     per Series B
preferred share per year. These dividends accrue and cumulate from the date of original issuance of such share and shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year or, if not a business day, the next succeeding business day, commencing, with respect to any Series B preferred share, on the dividend payment date next succeeding the date of original issuance of such share. However, the initial dividend payment date for any Series B preferred share issued on or before December 1, 2004 shall be December 31, 2004 and the amount of the dividend payable on December 31, 2004 on any of these shares shall be calculated from the earliest date of original issuance of any Series B preferred share. Any dividend payable on the Series B preferred shares for any partial dividend period shall be pro rated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends are payable to holders of record as they appear in our stock transfer records at the close of business on the applicable dividend record date, which will be the first day of the calendar month in which the applicable dividend payment date falls or, if not a business day, the next succeeding business day or such other date designated by our board of trustees for the payment of dividends that is not more than 30 nor less than 10 calendar days immediately preceding such dividend payment date.

     Dividends on the Series B preferred shares accrue and cumulate whether or not we have earnings, whether or not there are funds legally available for payment of such dividends and whether or not such dividends are authorized and declared by the board of trustees. Accumulated but unpaid dividends on the Series B preferred shares cumulate as of the dividend payment date on which they first become payable or on the date of redemption, as the case may be. Unpaid dividends will not bear interest.

     Except as described in the next paragraph, if any Series B preferred shares are outstanding, no dividends other than distributions in kind of common shares or other shares of our equity securities ranking junior to the Series B preferred shares as to dividends, may be paid or set apart for payment on the common shares or any other shares of our equity securities of any other class or series ranking, as to dividends, on a parity with or junior to the Series B preferred shares unless full cumulative dividends due on any past or contemporaneous dividend payment date, sometimes referred to as the dividend preference amount for the Series B preferred shares, have been or contemporaneously are authorized and declared and paid as of the payment date of the relevant parity or junior security dividend. We may declare and pay these parity and junior dividends without paying or setting apart for payment any amounts with respect to the dividend due on the Series B preferred shares for any dividend period the dividend payment date of which has not occurred as of the date of the declaration or payment of the parity and junior dividends so long as the full dividend preference amount of the Series B preferred shares has been paid through the most recent dividend payment date for the Series B preferred shares.

     When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series B preferred shares and all other equity securities ranking on a parity, as to dividends, with the Series B preferred shares, all dividends authorized and declared upon the Series B preferred shares, shall be authorized pro rata so that the amount of dividends authorized and declared for each Series B preferred share and each such other equity security shall in all cases bear to each other the same ratio that accumulated dividends per Series B preferred share and such other equity security (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such other equity securities do not have a cumulative dividend) bear to each other.

     We are not prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any equity shares ranking on a parity with, or junior to, the Series B preferred shares or (ii) redeeming, purchasing or otherwise acquiring any such shares, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain our qualification as a REIT.

     Our board of trustees may not authorize, declare or pay dividends on Series B preferred shares at such time as the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibits such declaration or payment or provides that such declaration or payment would constitute a breach or a default of the agreement, or if such declaration or payment is restricted or prohibited by law.

     If, for any taxable year, we elect to designate as capital gain dividends any portion paid or made available for the year to holders of all classes of shares, then the portion of the capital gains amount that shall be allocable to the holders of Series B preferred shares shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series B preferred shares for the year bears to the total dividends. We may elect to retain and pay income tax on our net long-term capital gains. In such a case, the holders of Series B preferred shares would include in income their appropriate share of our undistributed long-term capital gains, as we may designate.

     In determining whether a distribution (other than upon a liquidation), by dividend, redemption or otherwise, is permitted, amounts that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the Series B preferred shares liquidation preference (discussed below) will not be added to our total liabilities.

     Holders of Series B preferred shares shall not be entitled to any dividends, whether payable in cash, property or shares, in excess of full cumulative dividends on the Series B preferred shares as described above. Any dividend payment made on the Series B preferred shares shall first be credited against the earliest accumulated but unpaid dividend due with respect to the Series B preferred shares which remains payable.

LIQUIDATION PREFERENCE

     Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of Series B preferred shares then outstanding shall be entitled to receive out of our assets available for distribution to shareholders (after payment or provision for payment of all our debts and other liabilities) an amount equal to $25.00 per share, plus any accumulated and unpaid dividends thereon to the date of payment, whether or not authorized and declared, before any distribution of assets is made to holders of common shares and any other shares of our equity securities that rank junior to the Series B preferred shares as to liquidation rights. This amount represents the liquidation preference of the Series B preferred shares.

     If, upon any such liquidation, our assets are insufficient to make full payment to holders of the Series B preferred shares and any shares of other classes or series of our equity securities ranking on a parity with the Series B preferred shares as to liquidation rights, then the holders of the Series B preferred shares and all other such classes or series of equity securities ranking on a parity with the Series B preferred shares as to liquidation rights shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     Written notice of any such liquidation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 calendar days immediately preceding the payment date stated therein, to each record holder of the Series B preferred shares at the respective addresses of such holders as the same shall appear on our share transfer records.

     After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B preferred shares shall have no right or claim to any of our remaining assets.

     None of our consolidation or merger with or into another entity, the merger of another entity with or into us, a statutory share exchange by us or a sale, lease, transfer or conveyance of all or substantially all of our property or business shall be considered a liquidation.

     In determining whether a distribution (other than upon voluntary or involuntary dissolution) by dividend, redemption or other acquisition of our shares or otherwise is permitted under Maryland law, amounts that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the holders of Series B preferred shares will not be added to our total liabilities.

REDEMPTION

     The Series B preferred shares are not redeemable prior to October   , 2009.
On or after October   , 2009, we, at our option, upon giving notice as provided
below, may redeem the Series B preferred shares, in whole or from time to time in part, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends thereon to the date of redemption, whether or not authorized and declared.

     If fewer than all of the outstanding Series B preferred shares are to be redeemed, the shares to be redeemed shall be selected pro rata (as nearly as practicable without creating fractional shares) or by lot or by such other equitable method prescribed by our board of trustees. If such redemption is to be by lot and, as a result of such redemption, any holder of Series B preferred shares would become a holder of a number of Series B preferred shares in excess of the ownership limits set forth in our declaration of trust, then we shall redeem the requisite number of Series B preferred shares of such holder such that no holder will hold in excess of these ownership limits subsequent to such redemption.

     No Series B preferred shares, common shares or any other shares of our equity securities ranking junior to or on a parity with the Series B preferred shares as to dividends or upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares) by us (except by conversion into or exchange for shares of our equity securities ranking junior to or on parity with the Series B preferred shares as to dividends or upon liquidation) unless:

      -- the dividend preference amount with respect to all Series B preferred shares has been or contemporaneously is authorized and declared and paid, or a sum sufficient for the payment of those dividends is set apart for payment at the time of such relevant acquisition, and

      -- the dividend with respect to any Series B preferred shares for which a notice of redemption has been given with respect to any partial dividend period from the prior dividend payment date to the redemption date, computed, in the case of such partial dividend period, as described above, has been or contemporaneously is authorized and declared and paid or set apart for such payment at the time of such relevant acquisition.

     No Series B preferred shares shall be redeemed unless all outstanding Series B preferred shares are simultaneously redeemed unless the above conditions are met at the time of such redemption. These restrictions shall not prevent the repurchase or transfer of our common shares or preferred shares of beneficial interest of any series pursuant to our declaration of trust or otherwise in order to enforce the ownership restrictions in our declaration of trust and ensure that, among other things, we remain qualified as a real estate investment trust for United States federal income tax purposes, or the redemption, purchase or acquisition of Series B preferred shares pursuant to a purchase or exchange offer made on the same terms to all holders of the Series B preferred shares.

     Prior to or contemporaneous with any redemption of Series B preferred shares, we shall pay, in cash, any accumulated and unpaid dividends on the Series B preferred shares for which a notice of redemption has been given to the redemption date, whether or not authorized and declared.

     The procedures for redemption of Series B preferred shares is as follows:

      -- We shall mail notice of redemption no less than 30 nor more than 60 calendar days immediately preceding the redemption date, addressed to the respective holders of record of the Series B preferred shares to be redeemed at their respective addresses.

      -- In addition to any information required by law or by the applicable rules of any exchange upon which the Series B preferred shares may be listed or admitted to trading, each notice shall state:

          - the redemption date;

          - the redemption price;

          - the number of Series B preferred shares to be redeemed;

          - the place or places where the holders of Series B preferred shares may surrender certificates for payment of the redemption price; and

          - that dividends on the Series B preferred shares to be redeemed will cease to accumulate on the redemption date.

     If less than all of the outstanding Series B preferred shares held by any holder are to be redeemed, the notice mailed to each holder shall also specify the number of Series B preferred shares held by such holder to be redeemed.

      -- On or after the redemption date, each holder of Series B preferred shares to be redeemed shall present and surrender the certificates representing his or her Series B preferred shares to us at the place designated in the notice of redemption and thereupon the redemption price of such shares (including all accumulated and unpaid dividends up to the redemption date) shall be paid to or on the order of that holder and each surrendered certificate shall be canceled. If fewer than all the shares represented by any such certificate representing Series B preferred shares are to be redeemed, a new certificate shall be issued representing the unredeemed shares.

      -- From and after the redemption date (unless we default in payment of the redemption price), all dividends on the Series B preferred shares designated for redemption and all rights of the holders of those shares, except the right to receive the redemption price for those shares and all accumulated and unpaid dividends up to the redemption date, shall terminate with respect to such shares and such shares shall not be transferable (except with our consent) on our stock transfer records, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At our election, we, prior to a redemption date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends to the redemption date) of the Series B preferred shares so called for redemption in trust for the holders of those shares with a bank or trust company, in which case the redemption notice to holders of the Series B preferred shares to be redeemed shall:

          - state the date of such deposit,

          - specify the office of such bank or trust company as the place of payment of the redemption price, and

          - require such holders to surrender the certificates representing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to the redemption date). Any monies so deposited which remain unclaimed by the holders of the Series B preferred shares at the end of two years after the redemption date shall be returned by such bank or trust company to us.

     The Series B preferred shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions except as provided under Article VII of our declaration of trust relating to our right to purchase shares transferred in violation of the terms of our declaration of trust.

     Subject to applicable law and the limitations on purchases, redemptions or other acquisitions while dividends on the Series B preferred shares are in arrears, we may, at any time and from time to time, purchase any Series B preferred shares in the open market, by tender or by private agreement.

MATURITY

     The Series B preferred shares do not have a stated maturity and are not subject to any sinking fund or mandatory redemption provisions.

VOTING RIGHTS

     Holders of the Series B preferred shares do not have any voting rights, except as set forth below.

     Whenever dividends on the Series B preferred shares are in arrears for six or more quarterly periods (whether or not consecutive), sometimes referred to as a preferred dividend default, then, in accordance with our declaration of trust, the board of trustees shall take all requisite action in accordance with the Maryland REIT Law and our declaration of trust to increase by two the number of our trustees, and the holders of Series B preferred shares (voting together as a single class with all other of our equity securities upon which like voting rights have been conferred and are exercisable) shall be entitled to elect a total of two additional trustees to our board of to fill such newly created trusteeships at an annual meeting of shareholders or a special meeting held in place of the annual meeting or at a properly called special meeting of the holders of the Series B preferred shares and of any such parity preferred shares of beneficial interest, and at each subsequent annual meeting of shareholders or special meeting held in place of the annual meeting, until all dividends accumulated on the Series B preferred shares for the past dividend periods shall have been fully paid or authorized and declared and a sum sufficient for the payment of those dividends set aside for payment. This shall not limit our right to grant separate voting rights to any other series of our preferred shares of beneficial interest.

     If and when the dividend preference amount on the Series B preferred shares shall have been paid in full or authorized and declared and a sum sufficient for the payment of those dividend set aside for payment in full, the holders of Series B preferred shares shall be divested of the voting rights described above (subject to revesting in the event of each and every preferred dividend default) and, if the dividend preference amount and all dividend arrearages on all other series of parity preferred shares giving rise to such voting rights with respect to those two additional trustees have been paid in full or authorized and declared by the board of trustees and set aside for payment in full, the term of office of each additional trustee so elected shall expire. Upon the expiration of the terms of the additional trustees in accordance with the immediately preceding sentence, the number of our trustees shall automatically be reduced by the number of these additional trustees whose terms so expired. Any of these additional trustees may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of a majority of the outstanding Series B preferred shares when they have the voting rights set forth above and all other series of parity preferred shares of beneficial interest (voting as a single class). So long as a preferred dividend default shall continue, any vacancy in the office of an additional trustee may be filled by written consent of the additional trustee remaining in office, or if none remains in office, by a vote of the holders of a majority of the outstanding Series B preferred shares when they have the voting rights set forth above and all other series of parity preferred shares of beneficial interest (voting as a single class). The additional trustees shall be entitled to one vote per trustee on any matter. These provisions constitute our election not to be subject to Section 3-804(c) of the Maryland General Corporation Law to the extent that holders of Series B preferred shares and parity preferred shares of beneficial interest are entitled to elect these additional trustees to the board of trustees during a preferred dividend default. See "Additional Material Provisions of Maryland Law and Our Declaration of Trust and Bylaws."

     So long as any Series B preferred shares remain outstanding, we shall not, without the affirmative vote of the holders of at least two-thirds of the Series B preferred shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class):

      -- authorize, create or increase the authorized or issued amount of any class or series of equity securities ranking senior to the outstanding Series B preferred shares with respect to the payment of dividends or the distribution of assets upon liquidation or reclassify any of our authorized equity securities into any such senior equity securities, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such senior equity securities; or

      -- amend, alter or repeal the provisions of our declaration of trust (including the articles supplementary for the Series B preferred shares), whether by merger or consolidation or otherwise, so as to materially and adversely affect any right, preference or voting power of the Series B preferred shares; provided, however, that with respect to any such amendment, alteration or repeal of the provisions of our declaration of trust (including the articles supplementary for the Series B preferred shares) upon the occurrence of an event, so long as Series B preferred shares remain outstanding with their terms materially unchanged in any adverse respect, taking into account that, upon the occurrence of an event, we may not be the surviving entity and such surviving entity may thereafter be the issuer of the Series B preferred shares, the occurrence of any such event shall not be deemed to materially and adversely affect the rights, preferences or voting powers of the Series B preferred shares; and provided further that any increase in the amount of authorized Series B preferred shares or the authorization, creation or issuance of any other class or series of our equity securities, in each case ranking on a parity with or junior to the Series B preferred shares with respect to the payment of dividends and the distribution of assets upon liquidation shall not be deemed to materially and adversely affect the rights, preferences or voting powers of the Series B preferred shares.

     The foregoing voting provisions shall not apply if, at or prior to the time when the action with respect to which such vote would otherwise be required shall be effected, all outstanding Series B preferred shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

NOT CONVERTIBLE

     The Series B preferred shares are not convertible into or exchangeable for our property or securities.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

     The Series B preferred shares are subject to ownership restrictions which we describe in the accompanying prospectus. See "Description of Shares of Beneficial Interest -- Restrictions on Ownership and Transfer."

STATUS

     All Series B preferred shares which we redeem or reacquire in any manner will be restored to the status of authorized but unissued Series B preferred shares which may be reissued or reclassified by our board of trustees in accordance with the applicable provisions of our declaration of trust.

ADDITIONAL MATERIAL PROVISIONS OF MARYLAND LAW AND OUR DECLARATION OF TRUST AND BYLAWS

     Maryland law provides that Maryland statutory real estate investment trusts that are subject to the Securities Exchange Act of 1934 and have at least three outside trustees can elect by resolution of the board of trustees to be subject to some corporate governance provisions that may be inconsistent with the trust's declaration of trust and bylaws. For example, the board of trustees may, by electing into the applicable statutory provisions and notwithstanding the trust's declaration of trust or bylaws:

      -- provide that a special meeting of shareholders will be called only at the request of shareholders entitled to cast at least a majority of the votes entitled to be cast at the meeting,

      --  reserve for itself the right to fix the number of trustees,

      -- provide that a trustee may be removed only by the vote of the holders of two-thirds of the shares entitled to vote, and

      -- retain for itself sole authority to fill vacancies created by an increase in the size of the board or by the death, removal or resignation of a trustee and permit a trustee to serve for the balance of the unexpired term instead of until the next annual meeting of shareholders.

     Our board has not elected into the foregoing provisions. A board of trustees may implement all or any of these provisions without amending the trust's declaration of trust or bylaws and without shareholder approval. A Maryland statutory real estate investment trust may be prohibited by its declaration of trust or by resolution of its board of trustees from electing any of the provisions of the statute; however, we are not prohibited from implementing any or all of the statute, except as described under "Voting Rights." If implemented, these provisions could discourage offers to acquire our shares and could increase the difficulty of completing an unsolicited takeover offer.

      SUPPLEMENTAL FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

     Based on factual representations made by us regarding our operations, in the opinion of Ledgewood Law Firm, P.C., our counsel, with respect to our taxable years ended through December 31, 2003, we qualified as a REIT under Sections 856 through 859 of the Internal Revenue Code, and our current and proposed method of operating has enabled us, and will enable us, to meet the requirements for qualification and taxation as a REIT for the current taxable year and for future taxable years. Our qualification as a REIT depends upon our ability to meet the various requirements imposed under the Code through actual operations. Ledgewood Law Firm, P.C. will not review our operations on an ongoing basis, and our actual operations may not enable us to meet these requirements in a particular year. The opinion of Ledgewood Law Firm, P.C. is not binding on the Internal Revenue Service or any court. The opinion of Ledgewood Law Firm, P.C. is based upon existing law, Internal Revenue Service regulations, currently published administrative positions of the Internal Revenue Service and judicial decisions, all of which are subject to change either prospectively or retroactively.

     As described in the accompanying prospectus, some of our existing mezzanine loans are not secured by a direct interest in real property and we will likely continue to make such loans. Instead, such loans are and will be secured by ownership interests in an entity owning real property. In Revenue Procedure 2003-65, the Internal Revenue Service established a safe harbor under which interest from loans secured by a first priority security interest in ownership interests in a partnership or limited liability company owning real property will be treated as qualifying income for both the 75% and 95% gross income tests, and the loans will be treated as qualifying assets for purposes of the 75% asset test, provided several requirements are satisfied. Revenue Procedure 2003-65 was effective August 4, 2003. While many of the loans we made after the effective date of this Revenue Procedure that are not secured by a direct interest in real property qualify for the safe harbor in Revenue Procedure 2003-65, some loans do not qualify, and some loans made in the future may not qualify, for that safe harbor. In addition, since the specific requirements of Revenue Procedure 2003-65 were not known at the time we entered into some of our existing loans, not all of these loans meet each of the safe harbor tests. In those cases, the interest income from the loan will be qualifying income for purposes of the 95% gross income test, but potentially will not be qualifying income for purposes of the 75% gross income test.

     For a discussion regarding the federal income taxation of dividends and other distributions with respect to our shares of beneficial interest and the backup withholding rules, see "Federal Income Tax Consequences of Our Status as a REIT" in the accompanying prospectus. In determining the extent to which a distribution on the Series B preferred shares constitutes a dividend for federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to the Series A preferred shares and Series B preferred shares and then to distributions with respect to our common shares. If, for any taxable year, we elect to designate as capital gain dividends any portion of the distributions paid for the year to our shareholders, the portion of the amount so designated (not in excess of our net capital gain for the year) that will be allocable to the holders of the Series B preferred shares will be the amount so designated, multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid to the holders of the Series B preferred shares for the year and the denominator of which will be the total dividends paid to the holders of shares of all classes of our shares of beneficial interest for the year.

     Upon the sale or exchange of Series B preferred shares to a party other than us, a holder of Series B preferred shares will realize a capital gain or loss measured by the difference between the amount realized on the sale or other disposition and the holder's adjusted tax basis in the Series B preferred shares, if the Series B preferred shares are held as a capital asset. Any loss on a sale of Series B preferred shares that were held by the holder for six months or less and with respect to which capital gain dividends have been received will be treated as a long-term capital loss, up to the amount of the capital gain dividends received with respect to such shares.

     The federal income tax treatment to be accorded to any redemption by us of the Series B preferred shares can only be determined on the basis of particular facts as to each holder of Series B preferred shares at the time of redemption. In general, a holder of Series B preferred shares will recognize capital gain or loss (if the Series B preferred shares are held as a capital asset) measured by the difference between the amount realized by the holder upon the redemption and such holder's adjusted tax basis in the Series B preferred shares redeemed, provided that the redemption (1) results in a "complete termination" of the holder's interest in all classes of our shares of beneficial interest under Section 302(b)(3) of the Internal Revenue Code, (2) is "substantially disproportionate" with respect to the holder's interest in our shares of beneficial interest under Section 302(b)(2) of the Internal Revenue Code (which will not be the case if only Series B preferred shares are redeemed, since they generally do not have voting rights), or (3) is "not essentially equivalent to a dividend" with respect to the holder of the Series B preferred shares under Section 302(b)(1) of the Internal Revenue Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Internal Revenue Code, as well as shares actually owned, generally must be taken into account. If none of the aforementioned tests is met, the redemption will be taxed as a distribution with respect to the Series B preferred shares and, accordingly, will be treated as a dividend to the extent of our current and accumulated earnings and profits. Because the determination as to whether any of the alternative tests of Section 302(b) of the Internal Revenue Code will be satisfied with respect to any particular holder of Series B preferred shares depends upon the facts and circumstances at the time when the determination must be made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.

     In connection with this prospectus supplement, Ledgewood Law Firm, P.C. also has opined that the discussion contained in the prospectus under the heading "Federal Income Tax Considerations," as supplemented by the discussion in this Section, identifies and fairly summarizes the federal income tax consequences that are likely to be material to a holder of the Series B preferred shares, and to the extent such summaries involve matters of law, such statements of law are correct under the Internal Revenue Code. The opinions of tax counsel, and the discussions in this prospectus supplement and in the prospectus, are based upon existing law and interpretations of existing law, all of which may be changed either prospectively or retroactively.

                                  UNDERWRITING

     Friedman, Billings, Ramsey & Co., Inc., Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated are acting as the underwriters for this offering. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the number of Series B preferred shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our Series B preferred shares is subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters must take and pay for all of the Series B preferred shares offered, other than those covered by the over-allotment option described below, if any of these shares are taken.

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Friedman, Billings, Ramsey & Co., Inc.......................
Piper Jaffray & Co. ........................................
Stifel, Nicolaus & Company, Incorporated....................
                                                                 ---------
Total.......................................................     2,000,000
                                                                 =========

     The following table shows the per share and total underwriting discount we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to 300,000 additional Series B preferred shares.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................  $    0.7875    $   0.7875
Total.......................................................  $ 1,575,000    $1,811,250

     The underwriters propose initially to offer our Series B preferred shares directly to the public at the initial public offering price set forth on the cover of this prospectus supplement, and to certain dealers at that price less a concession not in excess of $ per share. The underwriters may allow, and the
dealers may reallow, a concession not in excess of $     per share on sales to
certain dealers. Cohen Bros. & Company, whose principal is the son of our chairman and chief executive officer, is a dealer included in the selling group.
Cohen Bros. & Company has been allocated           Series B preferred shares in
this offering at the public offering price less a concession of $     per share.

     We expect to incur expenses of approximately $100,000 in connection with this offering.

     We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 300,000 additional Series B preferred shares to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus supplement. If the underwriters exercise this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the Series B preferred shares covered by their option exercise.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     In connection with the offering, the underwriters may engage in certain transactions that stabilize the price of our Series B preferred shares. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our Series B preferred shares. If the underwriters create a short position in our Series B preferred shares in connection with the offering, that is, if they sell more shares than are set forth on the cover of this prospectus supplement, the underwriters may reduce that short position by exercising all or a portion of the over-allotment option described above or by purchasing our Series B preferred shares in the open market. In general, the purchase of our Series B preferred shares for the purpose of stabilization or to reduce a short position could cause the price of our Series B preferred shares to be higher than it might be in the absence of such purchases.

     Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Series B preferred shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once begun, will not be discontinued without notice.

     The underwriters or their affiliates from time to time have provided and may in the future provide investment banking and other financial services for us and our affiliates for which they have received and may in the future receive advisory or transaction fees, as applicable, plus out-out-pocket expenses, of the nature and in amounts customary for these financial services.

     The maximum commission or discount to be received by any NASD member or independent broker-dealer in connection with this offering will not be greater than 8.0% of the gross proceeds of this offering.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years ended December 31, 2003 appearing in our Annual Report on Form 10-K for the year ended December 31, 2003, which are incorporated by reference in this prospectus supplement and the accompanying prospectus, have been audited by Grant Thornton LLP, whose report is incorporated by reference in this prospectus supplement and given upon their authority as experts in accounting and auditing.

                                 LEGAL OPINIONS

     The validity of the Series B preferred shares offered by this prospectus supplement will be passed upon for us by Piper Rudnick LLP, Baltimore, Maryland. The opinion of counsel described in "Supplemental Federal Income Tax Consequences of Our Status as a REIT" is the opinion of Ledgewood Law Firm, P.C., Philadelphia, Pennsylvania. Certain legal matters relating to this offering will be passed upon for the underwriters by Hunton & Williams LLP.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may request copies of these documents, upon payment of a copying fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our SEC filings are also available to the public on the SEC internet site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to documents we have filed with the SEC which are not included in this prospectus supplement or the accompanying prospectus. The information incorporated by reference is considered part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

      --  Annual Report on Form 10-K for the year ended December 31, 2003.

      -- Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004.

      -- Current Reports on Form 8-K filed January 22, 2004, March 18, 2004, March 22, 2004, April 22, 2004, June 21, 2004, June 28, 2004 and
          September 27, 2004.

      --  Our Definitive Proxy Materials filed April 2, 2004.

      -- The description of our common shares contained in Form 8-A/A filed with the SEC on January 23, 2002.

      -- The description of our Series A preferred shares contained in Form 8-A/A filed with the SEC on April 12, 2004.

      -- The description of our Series B preferred shares contained in our registration statement on Form 8-A, as amended, relating to the Series B preferred shares to be filed with the SEC.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

         RAIT Investment Trust
         ATTN: Ellen J. DiStefano
         Executive Vice President and Chief Financial Officer
         c/o RAIT Partnership, L.P.
         1818 Market Street, 28th Floor
         Philadelphia, Pennsylvania 19103
         Telephone: (215) 861-7900

                                                     FILED PURSUANT TO RULE 424B
                                                      REGISTRATION NO. 33-

PROSPECTUS

                                  $300,000,000

                             RAIT INVESTMENT TRUST
                    PREFERRED SHARES OF BENEFICIAL INTEREST,
         COMMON SHARES OF BENEFICIAL INTEREST, WARRANTS AND GUARANTIES

                             RAIT PARTNERSHIP, L.P.
                                DEBT SECURITIES
--------------------------------------------------------------------------------
 We will provide the specific terms of the securities we sell in supplements to this prospectus.
You should read this prospectus and any supplement carefully before you invest.
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     This prospectus is part of a registration statement that RAIT Investment Trust and RAIT Partnership filed with the SEC utilizing a "shelf" registration process. Under this registration process, over the period ending March 14, 2005, RAIT Investment Trust may sell any combination of its preferred shares of beneficial interest, common shares of beneficial interest and warrants exercisable for preferred shares or common shares, and RAIT Partnership may sell debt securities in one or more series guaranteed by RAIT Investment Trust, in one or more offerings up to a total dollar amount of $300,000,000. The terms of these offerings will be determined at the time of sale. We refer to the debt securities, the guaranties, the preferred shares, the common shares and the warrants collectively as the "securities" in this prospectus. The common shares of RAIT Investment Trust are listed for trading on the New York Stock Exchange under the symbol "RAS." For more information on how our securities may be sold, please read the section of the prospectus entitled "Plan of Distribution."

     The specific terms of the securities we offer and the terms of their sale will be set forth in an accompanying supplement to this prospectus. The specific terms of the debt securities will include, when applicable, the title, series, aggregate principal amount, form, which may be registered, bearer, certificated or global, authorized denominations, maturity, rate of interest or manner of calculation of the rate, time of payment of interest, any provisions regarding redemption at our option or repayment at your option, any provision regarding sinking fund payments, any provisions regarding conversion into other securities, additional covenants and the public offering price. The specific terms for the guaranties will include, when applicable, a description of the obligations guaranteed, any conditions to our obligations under the guarantee and any subrogation rights. The specific terms for the preferred shares will include, when applicable, series, title and par value, any dividend, liquidation, redemption, conversion, voting and other rights, and the public offering price. The specific terms of the warrants will include, when applicable, the title, public offering price, securities for which they are exercisable, term and exercise price. The specific terms of the common shares will include, when applicable, the public offering price. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described in the section of the prospectus entitled "Where You Can Find More Information."

     You should read the section entitled "Risk Factors" beginning on page 3 for a discussion of factors you should consider before buying our securities.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     THIS PROSPECTUS IS DATED JULY 10, 2003

                                  OUR COMPANY

GENERAL

     RAIT Investment Trust is a real estate investment trust, or REIT, formed under Maryland law. We conduct our operations through RAIT Partnership, L.P., a limited partnership that owns substantially all of our assets. Our wholly-owned subsidiaries, RAIT General, Inc. and RAIT Limited, Inc., are the sole general partner and sole limited partner, respectively, of RAIT Partnership. We sometimes refer to RAIT Investment Trust and RAIT Partnership, along with RAIT General and RAIT Limited, using the words "we," "our" and "us."

     We make investments in real estate primarily by:

     - making real estate loans;

     - acquiring real estate loans; and

     - acquiring interests in real estate.

     We seek to generate income for distribution to our shareholders from a combination of interest and fees on loans, rents and other income from our interests in real estate and proceeds from the sale of our investments.

     Our address is c/o RAIT Partnership, L.P., 1818 Market Street, 28th Floor, Philadelphia, Pennsylvania 19103. Our telephone number is (215) 861-7900.

RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges was 6.59 for the three months ended March 31, 2003, 5.68 for fiscal 2002, 3.09 for fiscal 2001, 1.95 for fiscal 2000, 2.17 for fiscal 1999 and 2.95 for fiscal 1998. We calculate the ratio of earnings to fixed charges by dividing earnings by fixed charges. To date, we have not issued any preferred shares of beneficial interest.

                                USE OF PROCEEDS

     Except as otherwise set forth in a supplement to this prospectus, we intend to use the net proceeds from the sale of our securities for general trust purposes. The primary purpose for which we will use these proceeds is to make and acquire real estate loans and acquire interests in real estate. We may also use the proceeds for other general trust purposes such as repayment of maturing obligations, repayment or redemption of outstanding indebtedness, capital expenditures and working capital. Pending any of these uses, the net proceeds of a sale will be held in interest-bearing bank accounts or invested in readily marketable, interest-bearing securities.

                                  RISK FACTORS

                                    GENERAL

     Transactions with our affiliates may result in conflicts of interest. We have relationships with Resource America, Inc., Brandywine Construction & Management, Inc. and The Bancorp, Inc. which may give rise to conflicts of interest.

     Resource America has had the right to nominate one person to serve as trustee on our board of trustees for so long as it owned at least 5% of our outstanding common shares. In June 2003, Resource America's holdings fell below 5%. Jonathan Z. Cohen, the chief operating officer and a director of Resource America, has served as Resource America's representative on our board of trustees. Mr. Cohen, whose service as a trustee continues, is the son of Edward
E. Cohen, the chairman, chief executive officer, president and a principal shareholder of Resource America, and Betsy Z. Cohen, our chairman and chief executive officer. Mrs. Cohen is the spouse of Edward E. Cohen. Scott F. Schaeffer, our president and chief operating officer, was a director of Resource America until October 2002.

     We have in the past purchased investments from and sold investments to Resource America and we anticipate that we will do so in the future, subject to a limitation contained in our declaration of trust. We also have made loans to affiliates of Resource America in the past and we anticipate that we and Resource America may in the future hold various interests in the same properties, subject to this limitation.

     Brandywine Construction & Management, an affiliate of Resource America, provides real estate management services to us.

     Most of our demand deposit and checking accounts are with The Bancorp Bank, the wholly-owned banking subsidiary of The Bancorp. Betsy Z. Cohen is the chief executive officer and a director of The Bancorp and her son, Daniel G. Cohen, is its chairman. Daniel G. Cohen was a director of Resource America until October 2002.

                           INVESTMENT ACTIVITY RISKS

FINANCING CONSIDERATIONS

     The value of our investments depends on conditions beyond our control. Our investments either are loans secured or backed by real estate, interests in entities whose principal or sole assets are real estate or direct ownership of real estate. As a result, the value of our investments depends principally upon the value of the real estate underlying our investments which is affected by numerous factors beyond our control including general and local economic conditions, neighborhood values, competitive overbuilding, weather, casualty losses, occupancy rates and other factors beyond our control. The value of this underlying real estate may also be affected by factors such as the costs of compliance with use, occupancy and similar regulations, potential or actual liabilities under applicable environmental laws, changes in interest rates and the availability of financing. Income from a property will be adversely affected if a significant number of tenants are unable to pay rent or if available space cannot be rented on favorable terms. Operating and other expenses of this underlying real estate, particularly significant expenses such as mortgage payments, insurance, real estate taxes and maintenance costs, generally do no decrease when income decreases and, even if revenues increase, operating and other expenses may increase faster than revenues.

     Any investments may also be affected by a borrower's failure to perform the terms of a loan or borrower's bankruptcy or insolvency which may require us to become involved in expensive and time-consuming bankruptcy, reorganization or foreclosure proceedings. Where the structure of our loan defers payment of some portion of accruing interest or defers repayment of principal until loan maturity, the borrower's ability to satisfy this obligation may depend upon its ability to obtain suitable refinancing or otherwise to raise a substantial cash amount, which we do not control and which may be subject to the same considerations we describe in this "Investment Activity Risks" section. In addition, mortgage lenders can lose lien priority in many jurisdictions, including those in which real estate securing or underlying our loans is located, to persons who supply labor and materials to a property. For these and other reasons, the total amount that we may recover from one of our loans may be less than the total amount of that loan or our cost of an acquisition.

     Longer term, subordinate and non-traditional loans may be illiquid and their value may decrease. Our loans generally have maturities between two and five years, are subordinated and typically do not conform to traditional loan underwriting criteria. As a result, our loans are relatively illiquid investments. We may be unable to vary our portfolio promptly in response to changing economic, financial and investment conditions. As a result, the fair market value of our portfolio may decrease in the future.

     Investment in subordinate loans may involve increased risk of loss. We emphasize junior lien loans and other forms of subordinated financing. Because of their subordinate position, junior lien loans carry a greater credit risk than senior lien financing, including a substantially greater risk of non-payment of interest or principal. Where, as part of a financing structure, we take an equity or other unsecured position, our risk of loss may be materially increased. A decline in the real estate market could adversely affect the value of the property so that the aggregate outstanding balances of senior liens may exceed the value of the underlying property. In the event of a default on a senior loan, we may elect to make payments, if we have the right to do so, in order to prevent foreclosure on the senior loans. In the event of foreclosure, as a junior lienor we will be entitled to share in foreclosure proceeds only after satisfaction of the amounts due to senior lienors, which may result in our being unable to recover the full amount, or any, of our investment. It is also possible that, in some cases, a "due on sale" clause included in a senior mortgage, which accelerates the amount due under the senior mortgage in case of the sale of the property, may apply to the sale of the property if we foreclose, increasing our risk of loss.

     When we originate or acquire a junior loan, we may not have the right to service senior loans. The servicers of the senior loans are responsible to the holders of those loans, whose interests will likely not coincide with ours, particularly in the event of a default. Accordingly, the senior loans may not be serviced in a manner advantageous to us.

     We currently have loans that are not collateralized by recorded or perfected liens. Some of the loans not collateralized by liens are secured instead by deeds-in-lieu of foreclosure, also known as "pocket deeds." A deed-in-lieu of foreclosure is a deed executed in blank that the holder is entitled to record immediately upon a default in the loan. Loans that are not collateralized by recorded or perfected liens are subordinate not only to existing liens encumbering the underlying property, but also to future judgment or other liens that may arise as well as to the claims of general creditors of the borrower. Moreover, filing a deed-in-lieu of foreclosure with respect to these loans will usually constitute an event of default under any related senior debt. Any such default would require us to acquire or pay off the senior debt in order to protect our investment. Furthermore, in a bankruptcy, we will have materially fewer rights than secured creditors and, if our loan is secured by equity interests in the borrower, than the borrower's general creditors. Our rights also will be subordinate to the lien-like rights of the bankruptcy trustee. Moreover, enforcement of our loans against the underlying properties will involve a longer, more complex, and likely, more expensive legal process than enforcement of a mortgage loan.

     Loans secured by equity interests in entities owning real estate may involve increased risk of loss. We may originate or acquire loans secured by interests in entities owning real estate rather than by a direct security interest in the underlying properties. These loans may be illiquid or otherwise have features that may make it difficult for us to obtain a return of our investment in the event of a default. Loans secured by these interests will be subordinate not only to existing liens encumbering the underlying property but also to future judgment or other liens that may arise and to the claims of general creditors of the borrower.

     Acquisitions of loans may involve increased risk of loss. When we acquire existing loans, we generally do so at a discount from both the outstanding balances of the loans and the appraised value of the properties underlying the loans. Typically, discounted loans are in default under the original loan terms or other requirements and are subject to forbearance agreements. A forbearance agreement typically requires a borrower to pay to the lender all revenue from a property after payment of the property's operating expenses in return for the lender's agreement to withhold exercising its rights under the loan documents. Acquiring loans at a discount involves a substantially higher degree of risk of non-collection than loans that conform to institutional underwriting criteria. We do not acquire a loan unless material steps have been taken toward resolving problems with the loan, or its underlying property. However, previously existing problems may recur or other problems may arise.

     Financing with high loan-to-value ratios may involve increased risk of loss. Most of our financings have loan-to-value ratios in excess of 80% and many have loan-to-value ratios in excess of 90%. We expect to continue making loans with high loan-to-value ratios. A loan-to-value ratio is the ratio of the amount of our financing, plus the amount of any senior indebtedness, to the appraised value of the property underlying the loan. By reducing the margin available to cover fluctuations in property value, a high loan-to-value ratio increases the risk that, upon default, the amount obtainable from the sale of the underlying property may be insufficient to repay the financing.

     Interest rate changes may adversely affect our investments. Changes in interest rates affect the market value of our loan portfolio. In general, the market value of a loan will change in inverse relation to an interest rate change where a loan has a fixed interest rate or only limited interest rate adjustments. Accordingly, in a period of rising interest rates, the market value of such a loan will decrease. Moreover, in a period of declining interest rates, real estate loans with rates that are fixed or variable only to a limited extent may have less value than other income-producing securities due to possible prepayments. Interest rate changes will also affect the return we obtain on new loans. In particular, during a period of declining rates, our reinvestment of loan repayments may be at lower rates than we obtained in prior investments or on the repaid loans. Also, increases in interest on debt we incur may not be reflected in increased rates of return on the investments funded through such debt, which would adversely affect our return on those investments. Accordingly, interest rate changes may materially affect the total return on our investment portfolio, which in turn will affect the amount available for distribution to shareholders.

     We may not obtain appreciation interests at the rate we seek, or at all; we may not benefit from appreciation interests we do obtain. In addition to an agreed upon interest rate, we seek to obtain appreciation interests from our borrowers. Appreciation interests require a borrower to pay us additional amounts based upon a property's increase in value, increase in revenues, or both. While we seek appreciation interests at rates of at least 25%, we may not be able to obtain these rates. Moreover, we may not be able to negotiate appreciation interest provisions in any of our loans. In addition, while we have sought to structure the interest rates on our existing loans to maximize our current yield, we may in the future accept a lower interest rate to obtain an appreciation interest. The value of any appreciation interest depends on the performance and value of the property underlying the loan and, thus, is subject to real estate investment risks. Accordingly, we may not realize any benefits from our appreciation interests. We do not anticipate receiving significant amounts from our appreciation interests in the early years of our loans.

     Appreciation interests may cause us to lose our lien priority. Because appreciation interests allow us to participate in the increase in a property's value or revenue, courts, including a court in a bankruptcy arrangement or similar proceeding, may determine that we should be treated as a partner of, or joint venturer with, the borrower. If a court makes that determination, we could lose our lien priority in the property or lose any benefit of our lien.

     The competition for making investments in real estate may limit our ability to achieve our objectives. We may encounter significant competition from banks, insurance companies, savings and loan associations, mortgage bankers, pension funds, investment bankers and others, including public or private REITs. This competition could reduce our yields and make it more difficult to obtain appreciation interests. It may also increase the price, and thus reduce potential yields, on discounted loans we acquire. Most of our competitors have substantially greater assets than we do. As such, they have the ability to make larger loans and to reduce the risk of loss from any one loan by having a more diversified loan portfolio. An increase in the general availability of funds to lenders, or a decrease in the amount of borrowing activity, may increase competition for making loans and may reduce obtainable yields or increase the credit risk inherent in the available loans.

     Usury statutes may impose interest ceilings and substantial penalties for violations. Interest we charge on our loans, which may include amounts received from appreciation interests, may be subject to state usury laws. These laws impose maximum interest rates that may be charged on loans and penalties for violation, including repayment of excess interest and unenforceability of debt. We seek to structure our loans so that we do not violate applicable usury laws, but uncertainties in determining the legality of interest rates and other borrowing charges under some statutes may result in inadvertent violations.

REAL PROPERTY CONSIDERATIONS

     For a discussion of how the value of our interests in real estate may depend on conditions beyond our control, see "Financing Considerations -- The value of our investments depends on conditions beyond our control" above.

     Our interests in real estate are illiquid and their value may decrease. Real estate investments are relatively illiquid. Therefore, we may have only a limited ability to vary our portfolio of interests in real estate quickly in response to changes in economic or other conditions. As a consequence, the fair market value of some or all of our interests in real estate may decrease in the future. In addition, provisions in the Internal Revenue Code and related regulations impose a 100% tax on gain realized by a REIT like us from property held primarily for sale to customers in the ordinary course of business. These provisions may materially adversely affect our ability to sell our interests in real estate. For a more complete discussion of the 100% tax, you should read "Risk Factors -- Legal and Tax Risks -- Gain on disposition of assets deemed held for sale in ordinary course subject to 100% tax" and "Federal Income Tax Consequences of Our Status as a REIT -- Income Tests."

     Uninsured and underinsured losses may affect the value of, or our return from, our interests in real estate. Our properties, and the properties underlying our loans, have comprehensive insurance in amounts we believe are sufficient to permit the replacement of the properties in the event of a total loss, subject to applicable deductibles. There are, however, certain types of losses, such as earthquakes, floods, hurricanes and terrorism that may be uninsurable or not economically insurable. Also, inflation, changes in building codes and ordinances, environmental considerations and other factors might make it impractical to use insurance proceeds to replace a damaged or destroyed property. If any of these or similar events occurs, it may reduce our return from an affected property and the value of our investment.

     We may have less control of our investment when we own less than 100% of the equity interests in joint ventures, partnerships, limited liability companies or other entities that own real estate. Our acquisition of equity interests in joint ventures, partnerships, limited liability companies or other entities that own real estate, especially when we hold less than a controlling equity interest, may expose us to greater risk than situations where we own real estate through our wholly-owned subsidiaries. For example, the other equity owners in the entity holding the property might have economic or business interests or goals which are inconsistent with our business interests or goals and may be in a position to take action contrary to our instructions or to our policies and objectives. Moreover, if we are a limited partner in a limited partnership and have rights allowing us control over the partnership or its property, we may be deemed to be a general partner and liable for the debts of the partnership beyond the amount of our investment.

     Real estate with environmental problems may create liability for us. The existence of hazardous or toxic substances on a property will adversely affect its value and our ability to sell or borrow against the property. Contamination of real estate by hazardous substances or toxic wastes not only may give rise to a lien on that property to assure payment of the cost of remediation, but also can result in liability to us as owner, operator or lender for that cost. Many environmental laws can impose liability whether we know of, or are responsible for, the contamination. In addition, if we arrange for the disposal of hazardous or toxic substances at another site, we may be liable for the costs of cleaning up and removing those substances from the site, even if we neither own nor operate the disposal site. Environmental laws may require us to incur substantial expenses, and may materially limit our use of our properties and may adversely affect our ability to make distributions to our shareholders. In addition, future or amended laws, or more stringent interpretations or enforcement policies with respect to existing environmental requirements, may increase our exposure to environmental liability. We are not currently aware of any environmental issues that could materially affect us.

     Compliance with Americans with Disabilities Act may adversely affect our financial condition. Under the Americans with Disabilities Act of 1990, all public accommodations must meet federal requirements for access and use by disabled persons. A determination that real estate relating to one of our investments does not comply with the Americans with Disabilities Act could result in liability for both governmental fines and damages to private parties. This could reduce the revenues from that real estate that otherwise would be available to our borrower to pay interest on our loans or reduce the income to us from our interest in that real estate. As a result, if we or our borrowers were required to make unanticipated major modifications to comply with the Americans with Disabilities Act, the resulting expense could adversely affect our ability to make distributions to our shareholders.

OTHER INVESTMENT ACTIVITY CONSIDERATIONS

     Lack of geographic diversification exposes our investments to a higher risk of loss from regional economic factors. We generally invest in real estate located in the Mid-Atlantic and Southeast regions of the United States. Although we anticipate that we will continue to focus on these regions for the foreseeable future, we are not, however, subject to any geographic limitations in our organizational documents regarding where we may invest and, accordingly, may make investments in other areas that do not readily fit our targeted characteristics, as appropriate opportunities are identified. This lack of geographic diversification may make our investment portfolio more sensitive to economic developments of a primarily regional nature, which may result in reduced rates of return or higher rates of default than might be incurred with a more geographically diverse investment portfolio.

     Leverage can reduce income available for distribution and cause losses. Our organizational documents do not limit the amount of indebtedness we may incur. Using leverage, whether with recourse to us generally or only with respect to a particular property, to acquire investments creates an opportunity for increased net income, but at the same time creates risks. For example, leverage can reduce the net income available for distributions to shareholders in periods of rising interest rates where interest rate increases are greater than increases in the rates of return on our investments. We use leverage to acquire investments only when we believe it will enhance our returns. However, we cannot be sure that our use of leverage will prove to be beneficial. Moreover, when our assets secure our debt, we can lose some or all of our assets through foreclosure if we do not meet our debt service obligations.

     Concentration of our investments increases our dependence on individual investments. Although we generally invest between $2.0 million and $30.0 million in a loan or interest in real estate, our organizational documents do not limit the size of our investments. If we make larger investments, our portfolio will be concentrated in a smaller number of assets, increasing the risk of loss to shareholders if a default or other problem arises with respect to any one investment. If we make material investments with or loans to any single borrower or group of affiliated borrowers, the failure of that borrower or group to perform their obligations to us could increase the risk of loss to our shareholders.

     Quarterly results may fluctuate and may not be indicative of future quarterly performance. Our quarterly operating results could fluctuate; therefore, you should not rely on past quarterly results to be indicative of our performance in future quarters. Factors that could cause quarterly operating results to fluctuate include, among others, variations in our investment origination volume, variations in the timing of prepayments, variations in the amount of time between our receipt of the proceeds of a securities offering and our investment of those proceeds in loans or interests in real estate, the degree to which we encounter competition in our markets and general economic conditions.

                              LEGAL AND TAX RISKS

     We will be taxed as a regular corporation if we fail to maintain our REIT status. We have operated and intend to continue to operate in a manner that permits us to qualify as a REIT for federal income tax purposes. However, the federal income tax laws governing REITs are complex, and we have not obtained a ruling from the Internal Revenue Service about our status as a REIT. We have received an opinion of counsel that we qualify as a REIT based on our current operations and on certain assumptions and representations concerning future operations. Opinions of counsel are not binding on the Internal Revenue Service or any court. The opinion only represents the view of counsel based on counsel's review and analysis of existing law. Furthermore, our continued qualification as a REIT will depend on our satisfaction of the asset, income, organizational, distribution and shareholder ownership requirements of the Internal Revenue Code on a continuing basis.

     If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to shareholders will not be deductible in computing our taxable income. Corporate tax liability would reduce the amount of cash available for distribution to our shareholders which, in turn, may reduce the trading prices of our common shares. Unless entitled to relief under certain Internal Revenue Code provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT.

     "Phantom income" may require us to borrow or sell assets to meet REIT distribution requirements. We must distribute at least 90% of our annual net taxable income, excluding any net capital gain or retained capital gain, in order to maintain our REIT status. For years before 2001, we were required to distribute 95% of this income. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than the sum of:

     - 85% of our ordinary income for that year,

     - 95% of our capital gain net income for that year, and

     - 100% of our undistributed taxable income from prior years.

     We have complied and intend to continue to comply with these distribution requirements. However, in some instances, the structure of our loans may require us to recognize income for federal income tax purposes even though we do not receive corresponding cash payments. This income recognition, in turn, increases the amount that we must distribute in order to avoid corporate income tax for that year unless there is an equivalent amount of deductions that do not require expenditures of cash, such as depreciation on owned real estate. The four principal ways in which this "phantom income" may arise for us are:

     - Origination or acquisition of loans, including loans with appreciation interests, that may be deemed to have original issue discount for federal income tax purposes. Original issue discount is generally equal to the difference between an obligation's issue price and its stated redemption price at maturity. We must recognize as income in each year the portion of the original issue discount that accrues during that year, even though we do not receive cash in that year in the amount of the original issue discount.

     - Accruing interest with respect to a loan at a rate greater than the rate at which we receive interest. In particular, this may happen where the rate at which interest is paid on a loan is less than the stated rate.

     - Origination or acquisition of wraparound loans under which we receive payments of principal and interest that do not coincide with the payments of principal and interest on underlying senior loans. Even if, as expected, we obtain positive cash flow from the transaction, the amount of principal we pay on the senior obligations may exceed the amount of principal we receive from the obligor on the wraparound loan, and the amount of interest we may receive from the obligor may exceed the amount of interest we pay on the senior obligations. This could create a situation where our taxable income exceeds our cash flow from the wraparound loan.

     - REIT taxable income in excess of cash received may also arise in connection with some property sales and where a significant modification is made to a loan. In addition, we may purchase loans relating to our property interests. To the extent we purchase these loans at a discount, the purchase may give rise to phantom income without any related receipt of cash.

     If any of the above circumstances occurs, it could require us, in order to avoid corporate income tax and the nondeductible excise tax, to borrow funds, sell assets at times which may not be advantageous to us, distribute amounts that represent a return of capital, or distribute amounts that would otherwise be spent on future acquisitions, unanticipated capital expenditures or repayment of debt. To offset these risks, we have invested and intend to continue to invest, as appropriate, in property interests so that the non-cash depreciation deductions associated with these investments may help offset our non-cash income.

     Origination fees we receive will not be REIT qualifying income. Any origination fees we receive will not be qualifying income for purposes of the 75% or 95% gross income tests applicable to REITs under the Internal Revenue Code. For a description of these tests, see "Federal Income Tax Consequences of Our Status as a REIT -- Income Tests." We typically receive initial payments, or "points," from borrowers as commitment fees or additional interest. So long as the payment is for the use of money, rather than for services provided by us, we believe that this income should not be classified as non-qualifying origination fees. However, the Internal Revenue Service may seek to reclassify this income as origination fees instead of commitment fees or interest. If we cannot satisfy the Internal Revenue Code's income tests as a result of a successful challenge of our classification of this income, we may not qualify as a REIT.

     Income from certain loans may not be REIT qualifying income. We have purchased and originated loans that are only indirectly secured by real property and may do so in the future. If a senior loan prevents us from recording a mortgage against the property, the junior note held by us may be collateralized by an unrecorded mortgage, a deed-in-lieu of foreclosure, a pledge of equity interests of the borrower, a purchase option or some other arrangement. In these situations, the Internal Revenue Service may conclude that interest on our loans does not constitute interest from obligations "secured by mortgages on real property or on interests in real property." As a result, interest from these sources would not qualify for purposes of the 75% gross income test. For a description of this test, see "Federal Income Tax Consequences of Our Status as a REIT -- Income Tests."

     Gain on disposition of assets deemed held for sale in ordinary course subject to 100% tax. If we sell any of our assets, the Internal Revenue Service may determine that the sale is a disposition of an asset held primarily for sale to customers in the ordinary course of a trade or business. Gain from this kind of sale generally will be subject to a 100% tax. Whether an asset is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances of the sale. Although we will attempt to comply with the terms of safe-harbor provisions in the Internal Revenue Code prescribing when asset sales will not be so characterized, we cannot assure you that we will be able to do so.

     Loss of our Investment Company Act exemption would affect us adversely. We believe that we are not an investment company under the Investment Company Act and intend to conduct our operations so that we do not become an investment company. The Investment Company Act exempts from its registration requirements entities that, directly or through majority-owned subsidiaries, are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." Under current SEC interpretations, in order to qualify for a "no-action" position from the SEC with respect to the availability of this exemption, at least 55% of our assets must be invested in these liens and interests and we may be required to invest an additional 25% in these types of liens and interests or in other "real estate type" assets. We believe that, generally, a loan will be considered to be a mortgage or other lien on real estate if we obtain foreclosure rights. We typically seek to obtain these rights in our loans. We have not, however, obtained an exemptive order, no-action letter or other form of interpretive guidance from the SEC on this position. If the SEC takes a different position, our portfolio may not have a composition that allows us to qualify under the exemption we claim. If we do not qualify, we must either change our operations and our asset composition to claim the exemption or register as an investment company. Either alternative could adversely affect us and the market price of our shares.

     Our board of trustees may change our policies without shareholder consent. Our board of trustees determines our policies and, in particular, our investment policies. Our board of trustees may amend our policies or approve transactions that deviate from these policies without a vote of or notice to our shareholders. Policy changes could adversely affect the market price of our shares and our ability to make distributions. Our board of trustees cannot take any action to disqualify us as a REIT or to otherwise revoke our election to be taxed as a REIT without the approval of a majority of our outstanding voting shares.

     Our ownership limitation may restrict business combination opportunities. To qualify as a REIT under the Internal Revenue Code, no more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals during the last half of each taxable year. To preserve our REIT qualification, our declaration of trust generally prohibits any person from owning more than 8.3% or, with respect to Resource America, 15%, of our outstanding common shares and provides that:

     - A transfer that violates the limitation is void.

     - A transferee gets no rights to the shares that violate the limitation.

     - Shares acquired that violate the limitation transfer automatically to a trust whose trustee has all voting and other rights.

     - Shares in the trust will be sold and the record holder will receive the net proceeds of the sale.

The ownership limitation may discourage a takeover or other transaction that our shareholders believe to be desirable.

     Preferred shares may prevent change in control. Our declaration of trust authorizes our board of trustees to issue preferred shares, to establish the preferences and rights of any preferred shares issued, to classify any unissued preferred shares and reclassify any previously classified but unissued preferred shares, without shareholder approval. The issuance of preferred shares could delay or prevent a change in control, apart from the ownership limitation, even if a majority of our shareholders want control to change.

     Maryland anti-takeover statutes may restrict business combination opportunities. As a Maryland REIT, we are subject to various provisions of Maryland law which impose restrictions and require that specified procedures be followed with respect to the acquisition of "control shares" representing at least ten percent of our aggregate voting power and certain takeover offers and business combinations, including, but not limited to, combinations with persons who own one-tenth or more of our outstanding shares. While we have elected to "opt out" of the control share acquisition statute, our board of trustees has the right to rescind the election at any time without notice to our shareholders.

                  DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

GENERAL

     Under our Declaration of Trust, we may issue up to 200,000,000 common shares and 25,000,000 preferred shares. At July 9, 2003, we had outstanding 20,847,934 common shares and no preferred shares, not including 1,290,582 common shares reserved for issuance under our employee stock option plan and 876,685 common shares reserved for issuance under our dividend reinvestment and share purchase plan.

COMMON SHARES

     Subject to the preferential rights of any preferred shares outstanding, the ownership limitations described in "Restrictions on Ownership and Transfer," below, and the right of our board of trustees to establish separate classes of common shares and determine their rights and preferences, our common shares have the following characteristics:

     - each common share entitles the holder to one vote on matters voted on by common shareholders;

     - the common shares do not have cumulative voting rights;

     - distributions are payable as and when authorized by our board of trustees;

     - holders of common shares generally are not liable for our debts;

     - if we are liquidated, each common share participates pro rata in our assets that remain after payment, or provision for payment, of our debts and payment of the liquidation preferences of any preferred shares; and

     - the common shares do not have conversion, exchange, sinking fund, redemption, appraisal or preemptive rights.

     Our common shares are listed on the New York Stock Exchange under the symbol "RAS." The transfer agent for the common shares is the American Stock Transfer & Trust Company.

PREFERRED SHARES

     The following description sets forth general terms and provisions of our authorized preferred shares. Any preferred shares issued under this registration statement will be issued as one or more new series of preferred shares, the rights, preferences, privileges and restrictions of which will be fixed by articles supplementary relating to each series. A prospectus supplement relating to each series will specify the terms of the preferred shares, including:

     - the maximum number of shares in the series and the designation of the series;

     - the terms on which dividends, if any, will be paid;

     - the terms on which the shares may be redeemed, if at all;

     - the liquidation preference, if any;

     - the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

     - the terms and conditions, if any, on which the shares of the series will be convertible into, or exchangeable for, shares of any other class or classes of beneficial interests;

     - the voting rights, if any, of the shares of the series; and

     - any or all other preferences and relative, participating, operational or other special rights or qualifications, limitations or restrictions of the shares.

The issuance of preferred shares may delay, deter or prevent a change in control of our company.

     The description of preferred shares above and the description of the terms of a particular series of preferred shares in a prospectus supplement are not complete. You should refer to the articles supplementary with respect to a series of preferred shares for complete information concerning the terms of that series. A copy of the articles supplementary for each series of preferred shares will be filed with the SEC as an exhibit to the registration statement of which this prospectus is a part or as an exhibit to a filing incorporated by reference in such registration statement.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

     To qualify as a REIT under the Internal Revenue Code, we must meet several requirements regarding the number of our shareholders and concentration of ownership of our shares. We describe these requirements in the prospectus section "Federal Income Tax Consequences of Our Status as a REIT -- Requirements for Qualification." Our declaration of trust contains provisions that restrict the ownership and transfer of our shares to assist us in complying with these Internal Revenue Code requirements. We refer to these restrictions as the "ownership limitation."

     The ownership limitation provides that, in general:

     - no person may own more than 8.3% of our outstanding common shares, and

     - no person may own more than 9.8% of our outstanding preferred shares.

However, Resource America, which was our sponsor at the time of our formation, may own up to 15% of our common shares. Resource America owned 4.5% of our common shares at July 9, 2003.

     Ownership of our shares is subject to attribution rules under the Internal Revenue Code which may result in a person being deemed to own shares held by other persons. The board of trustees may waive the ownership limitation if it determines that such ownership will not jeopardize our status as a REIT. As a condition of such waiver, the board of trustees may require an opinion of counsel satisfactory to it or undertakings or representations from the applicant with respect to preserving our REIT status. We required no such waiver or opinion with respect to Resource America's ownership rights since they arise from specific provisions of our declaration of trust.

     Any person, including Resource America, who acquires shares in violation of the ownership limitation must notify us immediately and provide us with any information we may request in order to determine the effect of the acquisition on our status as a REIT. The ownership limitation will not apply if the board of trustees determines that it is no longer in our best interest to qualify as a REIT. Otherwise, the ownership limitation may be changed only by an amendment to our declaration of trust by a vote of two-thirds of our outstanding voting shares.

     Our declaration of trust provides that if any purported transfer of shares results in

     - any person violating the ownership limitation,

     - our being "closely held,"

     - the common shares being owned by fewer than 100 persons, or

     - our owning 10% or more of a tenant of our real property

the transfer will be of no force or effect as to the excess number of shares and the purported transferee or owner will cease to own any right or interest in the excess shares.

     Shares exceeding the ownership limitation transfer automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by us. The trustee of the trust will be designated by us and must be unaffiliated with us and the prohibited transferee. The trustee must sell the excess shares to a qualified person and distribute the sales proceeds to the prohibited owner. Where excess shares result from an event other than a transfer, or from a transfer for no consideration, such as a gift, the trustee will sell the excess shares to a qualified person and distribute to the prohibited owner an amount equal to the lesser of the market price of the excess shares on the date they became excess shares or the sales proceeds received by the trust for the excess shares, and can exercise all voting rights with respect to the excess shares.

     In addition, we may purchase any shares held in the trust for the lesser of

     - the price per share in the transaction that resulted in the transfer to the trust or, in the case of a gift, the market price at the time of gift; and

     - the market price on the date we agree to purchase the shares.

We may purchase the shares for 90 days following the transfer of the shares to the trust. The net sale proceeds will be paid to the prohibited transferee.

     All share certificates bear a legend referring to the restrictions described above.

     Every owner of more than 5% (or any lower percentage set by federal income tax laws) of our outstanding shares must file a completed questionnaire with us containing information regarding his ownership. In addition, each shareholder must, upon demand, disclose in writing any information we may request in order to determine the effect, if any, of such shareholder's actual and constructive ownership of shares on our status as a REIT and to ensure compliance with the ownership limitation.

     Our declaration of trust provides, however, that notwithstanding the ownership limitations or any other term of the declaration of trust, nothing in the declaration of trust shall preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange, any other national securities exchange or any automated quotation system.

                         DESCRIPTION OF DEBT SECURITIES

     The following describes some of the general terms and provisions of any debt securities RAIT Partnership may issue under the registration statement of which this prospectus is a part. The terms of the debt securities will be set forth in an indenture between RAIT Partnership and one or more trustees to be selected by us and, with respect to specific terms and provisions relating to particular series of debt securities, in one or more supplemental indentures. We will describe the particular terms of any debt securities RAIT Partnership issues in a prospectus supplement.

     We have filed a form of the indenture we will enter into as an exhibit to the registration statement of which this prospectus is a part. The indenture is available as described below under "Where You Can Find More Information" and also will be available at the corporate trust office of the trustee we select. The indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements we make in this prospectus relating to the indenture and the debt securities are summaries of some, but not all, of the provisions of the indenture and the debt securities and do not purport to be complete. The summary is subject to, and is qualified in its entirety by reference to, all provisions of the form indenture and any supplemental indenture we may enter into providing for a particular series of debt securities. Unless we specify otherwise, all section references appearing in this summary are to sections of the indenture.

GENERAL

     The debt securities will be the direct, unsecured obligations of RAIT Partnership, guaranteed by us, and will rank equally with all other unsecured and unsubordinated indebtedness RAIT Partnership may have. The debt securities may be issued in one or more series, in each case as authorized from time to time by our trustees. All debt securities of any one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series (Section 301).

     There may be more than one trustee under the indenture, each acting with respect to one or more series of debt securities. A trustee may resign or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed (Section 608). If there are two or more trustees acting with respect to different series of debt securities, each trustee will be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee (Section 609). Except as otherwise indicated, any action taken by a trustee may be taken only with respect to the one or more series of debt securities for which it is trustee.

     Reference is made to each prospectus supplement for the specific terms of the debt securities offered thereby. These terms may include the following, as applicable:

     - the title and series designation of the debt securities;

     - the aggregate principal amount of the debt securities and any limit on the aggregate principal amount;

     - the percentage of the principal amount at which the debt securities will be issued and, if other than the principal amount thereof, the portion of the principal amount payable upon declaration of acceleration of the maturity thereof;

     - if the debt securities are convertible, any limitation on the ownership or transferability of the equity securities into which the debt securities may be converted in order to preserve our status as a REIT;

     - the date or dates, or the method of determining the date or dates, on which the principal of the debt securities will be payable;

     - the rate or rates, which may be fixed or variable, at which the debt securities will bear interest, or the method by which the rate or rates of interest will be determined, if any;

     - the date or dates, or the method for determining the date or dates, from which any interest will accrue, the interest payment dates on which any interest will be payable, the regular record dates for interest payments, or the method by which those dates will be determined, the persons to whom the interest will be payable, and the basis upon which interest will be calculated if other than a 360-day year of twelve 30-day months;

     - the place or places, if other than the corporate trust office of the trustee, where:

      -- the principal of, premium, if any, interest, if any, and any other amounts payable in respect of the debt securities will be payable;

      -- the debt securities may be surrendered for conversion or for registration of transfer or exchange; and

      -- notices or demands to or upon us may be served;

     - the period or periods within which, the price or prices at which and the terms and conditions upon which the debt securities may be redeemed, in whole or in part, at our option, if we have that option;

     - RAIT Partnership's obligation, if any, to redeem, repay or repurchase the debt securities under any sinking fund at the option of a holder of the debt securities, in whole or in part, and the period or periods within which, the price or prices as to which and the terms and conditions upon which the debt securities will be so redeemed, repaid or repurchased;

     - whether the amount of payments of principal of, premium, if any, or interest, if any, on the debt securities may be determined with reference to an index, formula or other method, which index, formula or other method will be used, and the manner in which such amounts will be determined;

     - any additions to, modifications of or deletions from the events of default or covenants set forth in the indenture;

     - whether the debt securities will be issued in certificated or book-entry form;

     - the applicability, if any, of the defeasance and covenant defeasance provisions contained in the indenture;

     - the terms, if any, under which the debt securities may be converted into common or preferred shares or other of our equity securities, including the initial conversion price or rate and the conversion period;

     - a discussion of federal income tax considerations, if any;

     - any other terms of the debt securities not inconsistent with the provisions of the indenture; and

     - the terms of the guaranties by RAIT Investment Trust. The prospectus supplement relating to any guaranty will include the terms of the guaranty, including applicable covenants.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable prospectus supplement, the debt securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

     Unless otherwise specified in the applicable prospectus supplement, the principal of, premium, if any, and interest on any series of debt securities will be payable at the corporate trust office of the trustee. However, at RAIT Partnership's option, payment of interest may be made to registered holders of debt securities by check mailed to their addresses as they appear in the security register or by wire transfer of funds to accounts maintained within the United States by registered holders (Sections 301, 305, 307 and 1002).

     Unless otherwise specified with respect to a particular series of debt securities, any interest not punctually paid or duly provided for on any interest payment date will cease to be payable to the person who was the holder on the applicable regular record date and, at our election, may either be paid to the record holder at the close of business on a special record date for the payment of defaulted interest to be fixed by the trustee, or may be paid at any time in any other lawful manner. Notice of the fixing of any special record date for the payment of defaulted interest must be given to holders of the affected debt securities not less than 10 days prior to the special record date (Section 307).

     Subject to limitations imposed upon debt securities issued in book-entry form, the debt securities of any series will be exchangeable for other debt securities of the same series and of a like aggregate principal amount and tenor in different authorized denominations upon surrender of such debt securities at the corporate trust office of the trustee. In addition, subject to limitations imposed upon debt securities issued in book-entry form, the debt securities of any series may be surrendered for registration of their transfer or exchange at the corporate trust office of the trustee. Every debt security surrendered for registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any debt securities, but we may require payment of a sum sufficient to cover any applicable tax or other charges (Section 305).

     If the applicable prospectus supplement refers to any transfer agent, in addition to the trustee, with respect to any series of debt securities, RAIT Partnership may at any time rescind that designation or approve a change in the location through which the transfer agent acts, except that RAIT Partnership must maintain a transfer agent in each place of payment for the particular series. RAIT Partnership may at any time designate additional transfer agents (Section 1002).

     Neither RAIT Partnership nor the trustee are required to:

     - issue, or register the transfer or exchange, of debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

     - register the transfer or exchange of any debt security, or portion thereof, called for redemption, except the unredeemed portion of any debt security we redeem in part; or

     - issue, or register the transfer or exchange, of any debt security which has been surrendered for repayment at the option of the holder, except the portion, if any, of the debt security not to be so repaid (Section
       305).

SELECTED INDENTURE COVENANTS

     Existence. Except as permitted under "Merger, Consolidation or Sale," below, RAIT Partnership must do all things necessary to preserve and keep in full force and effect its existence, rights and franchises. RAIT Partnership is not required to preserve any right or franchise, however, if its general partner determines that the right or franchise is no longer desirable in the conduct of its business and that its loss is not disadvantageous in any material respect to the holders of debt securities (Section 1006).

     Maintenance of properties. RAIT Partnership must maintain its properties in good condition, repair and working order and supplied with all necessary equipment. It may discontinue the operation and maintenance of any property if it determines that discontinuance is desirable in the conduct of our business and not disadvantageous in any material respect to the holders of debt securities (Section 1007).

     Insurance. RAIT Partnership must maintain insurance coverage through financially sound and reputable insurance companies in such forms and amounts and against such risks as are customary for companies similar to it in size and engaged in the same or a similar business (Section 1008).

     Payment of taxes and other claims.  RAIT Partnership must pay:

     - all material taxes, assessments and governmental charges; and

     - all material lawful claims for labor, materials and supplies which, if unpaid, might become a lien upon its property.

However, it is not required to pay any tax, assessment, charge or claim if it is in good faith contesting its amount, applicability or validity if it establishes appropriate reserves (Section 1009).

     Provision of financial information. Whether or not RAIT Partnership is subject to Section 13 or 15(d) of the Securities Exchange Act of 1934 and for so long as any of RAIT Partnership's debt securities are outstanding, it must, to the extent permitted under the Securities Exchange Act, file with the SEC the annual reports, quarterly reports and other documents that it otherwise would have been required to file if it were so subject. RAIT Partnership will also, in any event, within 15 days of each required filing date:

     - send to all record holders of its debt securities copies of quarterly and annual reports filed with the SEC,

     - file copies of those reports with the trustee of each series of debt securities, and

     - if filing of those reports with the SEC is not made under the Exchange Act, promptly upon written request of a record holder, supply such holder copies of those reports upon payment of reasonable costs of duplication and delivery.

MERGER, CONSOLIDATION OR SALE

     RAIT Partnership may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation, limited liability company, association, partnership, real estate investment trust, company or business trust, provided that:

     - it is the continuing entity, or

     - the successor entity or the transferee of the assets expressly assumes its obligations under the indenture; and

     - immediately after giving effect to the transaction and any acquired indebtedness, no event of default under the indenture, and no event which, after notice or the lapse of time, or both, would become an event of default, shall have occurred and be continuing (Section 801).

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The indenture provides for the following events of default for each series of debt securities:

     - default by RAIT Partnership for 30 days in the payment of any installment of interest on any series of debt securities;

     - default by RAIT Partnership in the payment of the principal of, or premium, if any, on any debt securities at their maturity;

     - default by RAIT Partnership for 30 days in the payment of any other sums payable on any series of debt securities;

     - default by RAIT Partnership in the deposit of any sinking fund payment due under the terms of any series of debt securities;

     - default by RAIT Partnership in any of its other covenants if the default continues for 60 days after written notice;

     - default by RAIT Partnership in the payment of an aggregate principal amount exceeding $5 million of any recourse indebtedness after the expiration of any applicable grace period which has resulted in the acceleration of the maturity of the indebtedness, but only if the indebtedness is not discharged or such acceleration is not rescinded or annulled within 10 days after written notice; and

     - specified events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee for it. (Section 501).

     If an event of default occurs and is continuing, then the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of the series in default may declare the principal amount of all of the debt securities of that series to be due and payable immediately by written notice to us and to the trustee. However, at any time after a declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of not less than a majority in principal amount of the outstanding debt securities of the series may rescind the declaration if:

     - RAIT Partnership pays or deposits with the trustee all required payments of interest on, principal of, premium, if any, and any other sums payable in respect of such debt securities, plus required fees, expenses, disbursements and advances of the trustee; and

     - all other events of default have been cured or waived (Section 502).

     The indenture also provides that the holders of not less than a majority in principal amount of the outstanding debt securities of a series may waive any past default with respect to the series, except a default:

     - in payment; or

     - in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each affected debt security (Section
       513).

     The trustee must give notice to the holder of debt securities within 90 days of a default under the indenture unless the default has been cured or waived. The trustee may withhold notice of any default, except a payment default, if the trustee considers it to be in the interest of the holders (Section 601).

     No holder of debt securities may institute any judicial or other proceedings with respect to the indenture or for the appointment of a receiver or trustee, or for any other remedy, except if the trustee fails to act within 60 days after it has received a written request to institute proceedings from the holders of not less than 25% in principal amount of the outstanding debt securities of a series, as well as an offer of reasonable indemnity (Section
507). This provision will not prevent, however, any holder of debt securities from instituting suit to enforce any payment due with respect to payment of its debt securities (Section 508).

     Subject to provisions relating to its duties in case of default, the trustee is under no obligation to exercise any of its rights or powers at the request or direction of any holders of debt securities unless such holders shall have offered to the trustee reasonable security or indemnity (Section 602). The holders of not less than a majority in principal amount of the outstanding debt securities of a series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee for the series, or of exercising any trust or power conferred upon the trustee for the series. However, the trustee may refuse to follow any direction which is in conflict with any law or the indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of the series not joining in the direction, but may take any other action deemed proper by the trustee which is not inconsistent with such direction. (Section 512).

     Within 120 days after the close of each fiscal year in which debt securities are outstanding, the general partner of RAIT Partnership, RAIT General, must deliver an officer's certificate to the trustee stating whether or not the officer has knowledge of any default under the indenture and, if so, specifying each default and its status (Section 1011).

MODIFICATION OF THE INDENTURE

     The indenture may be amended with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, no modification or amendment may, without the consent of the holders of each debt security affected thereby:

     - change the stated maturity of the principal of, or premium, if any, or any installment of principal of or interest on, or any other amounts payable with respect to, the debt security;

     - reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, the debt security;

     - reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of the acceleration of the maturity of the security or in bankruptcy, or adversely affect any right of repayment at the option of the holder;

     - change the place of payment of the debt security;

     - impair the right to institute suit to enforce payment of the debt security; or

     - change the vote necessary to modify or amend the indenture, waive compliance with specified provisions or specified defaults or to reduce quorum or voting requirements (Section 902).

     RAIT Partnership or the trustee may amend the indenture without the consent of any holder for any of the following purposes:

     - to evidence the succession or addition of another person to us as obligor under the indenture;

     - to add to our covenants for the benefit of the holders or to surrender any right or power conferred upon us in the indenture;

     - to add events of default;

     - to amend the indenture if there are no outstanding debt securities which are entitled to the benefit of the provision amended;

     - to permit or facilitate the issuance of debt securities in uncertificated form;

     - to secure debt securities;

     - to establish the form or terms of additional debt securities of any series;

     - to appoint a successor trustee and to amend the indenture to provide for or facilitate the administration of the trusts under the indenture by more than one trustee;

     - to cure any ambiguity, defect or inconsistency in the indenture, provided that such action does not adversely affect the interests of holders in any material respect; or

     - to supplement any of the provisions of the indenture to permit or facilitate defeasance and discharge of any series of debt securities, provided that the action will not adversely affect the interests of the holders in any material respect (Section 901).

     The indenture contains provisions for convening meetings of the holders of debt securities (Section 1501). A meeting may be called at any time by the trustee and also, upon request, by the holders of at least 10% in principal amount of the outstanding debt securities of any series. Except for matters that require the consent of each holder of debt securities affected by a proposed change, or matters requiring a vote of a majority of the outstanding debt securities of a series, matters presented at a meeting may be adopted by the vote of a majority of the outstanding debt securities of a series represented at that meeting. Any decision taken at such a meeting will be binding on all holders of debt securities of the series, whether or not present or represented at the meeting. The quorum at any meeting of holders of debt securities of a series will be persons holding or representing a majority in principal amount of the outstanding debt securities of that series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding debt securities of a series, the persons entitled to vote such specified percentage will constitute a quorum (Section 1504).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     RAIT Partnership may discharge specified obligations to holders of debt securities that either have become due or will become due and payable within one year, or are scheduled for redemption within one year, by irrevocably depositing with the trustee, in trust, funds sufficient to pay all interest, principal, premium, if any, and all other sums on the securities (Section 401).

     RAIT Partnership may elect to defease and be discharged from its obligations with respect to debt securities of any series, except for its obligations to:

     - register the transfer or exchange of the debt securities;

     - replace temporary or mutilated, destroyed, lost or stolen debt securities;

     - maintain an office or agency in respect of such debt securities; and

     - hold funds for payment in trust (Section 1402).

     The defeasance will become effective upon the irrevocable deposit with the trustee of an amount in cash or government obligations (as described below), or both, which through the scheduled payment of principal and interest in accordance with their terms will provide sufficient funds to pay the interest on, principal of, premium, if any, and any mandatory sinking fund or analogous payments thereon or other sums payable under the indenture, on the scheduled due dates.

     The indenture permits defeasance only if, among other things, RAIT Partnership delivers to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of defeasance, and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred. The opinion of counsel must refer to and be based upon a ruling of the Internal Revenue Service or change in applicable federal income tax law occurring after the date of the indenture (Section 1404).

     "Government obligations" means securities which are direct obligations of the United States of America or obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed by the United States of America, which, in either case, are not callable or redeemable.

     The applicable prospectus supplement may describe the provisions, if any, permitting defeasance, including any modifications to the provisions described above, with respect to any series of the debt securities.

GLOBAL SECURITIES

     A prospectus supplement may provide that the debt securities will be evidenced by one or more global securities which will be deposited with The Depository Trust Company, New York, New York. We refer to the Depository Trust Company as "DTC" in this prospectus. The debt securities will be issued as fully-registered securities registered in the name of Cede & Co., as DTC's nominee, or in another name requested by DTC. We will issue one fully-registered global security certificate for each issue of debt securities, each in the aggregate principal amount of such issue, and that global security certificate will be deposited with DTC.

     Holders who are not DTC participants may beneficially own interests in a global security held by DTC only through DTC participants, including some banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly, and have indirect access to the DTC system. So long as Cede & Co., as the nominee of DTC, is the registered owner of any global security, Cede & Co. for all purposes will be considered the sole holder of that global security. Except as provided below, owners of beneficial interests in a global security will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered the holders of the global security.

     Neither RAIT Partnership, the trustee, nor any registrar or paying agent will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

     DTC has advised RAIT Partnership as follows:

     - DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act.

     - DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement of securities transactions, such as transfers and pledges, among participants in deposited securities through electronic book-entry changes to accounts of its participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

     - DTC is owned by a number of DTC participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

     - The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of debt securities under the DTC system must be made by or through DTC participants, which will receive a credit for the debt securities on DTC's records. The ownership interest of each actual purchaser of each debt security must be recorded on the participant's and indirect participants' records. Purchasers will not receive written confirmation from DTC of their purchase, but purchasers are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant or indirect participant through which the purchasers entered into the transaction. Transfers of ownership interests in the debt securities are done by entries made on the books of participants and indirect participants acting on behalf of actual purchasers. Purchasers of debt securities will not receive certificates representing their ownership interests, except if the book-entry system for the debt securities is discontinued.

     The deposit of debt securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC's records reflect only the identity of the participants for whose accounts such debt securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Redemption notices will be sent to DTC. If RAIT Partnership redeems less than all of the principal amount of the global securities of the same series, DTC's practice is to determine by lot the amount of the interest of each participant therein to be redeemed.

     Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

     Principal, interest and any other payments on the debt securities will be made to Cede & Company. DTC's practice is to credit participants' accounts, upon DTC's receipt of funds and corresponding detail information from us, on the payable date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC or us, subject to any statutory or regulatory requirements as may be in effect from time to time. RAIT Partnership's responsibility will be solely to pay principal, interest and other amounts required by the indenture to Cede & Co.; disbursement of these payments to DTC participants is the responsibility of DTC, and disbursement of these payments to the beneficial owners of the debt securities is the responsibility of participants and indirect participants. Neither RAIT Partnership nor the trustee will have any responsibility or liability for any aspects of the records relating to or payments made on account of beneficial ownership interests in the global securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     DTC may discontinue providing its services as securities depository with respect to the debt securities at any time by giving us reasonable notice. Under these circumstances, in the event that a successor securities depository is not obtained, certificates for the relevant notes will be printed and delivered in exchange for interests in the global security. Any global security that is exchangeable pursuant to the preceding sentence will be exchangeable for relevant debt securities in authorized denominations registered in such names as DTC shall direct. We expect that DTC's direction will be based upon instructions received by DTC from its participants with respect to ownership of beneficial interests in the global security.

     RAIT Partnership may decide to discontinue use of the system of book-entry transfers. In that event, certificates representing the debt securities will be printed and delivered.

     We obtained the information concerning DTC and DTC's book-entry system from sources we believe to be reliable, but we take no responsibility for its accuracy.

                            DESCRIPTION OF WARRANTS

     The following describes some of the general terms and provisions of warrants we may issue. Warrants may be issued independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from those securities. Warrants may be issued under warrant agreements to be entered into between us and a warrant agent or may be represented by individual warrant certificates, all as specified in the applicable prospectus supplement. The warrant agent, if any, for any series of warrants will act solely as our agent and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

     Reference is made to each prospectus supplement for the specific terms of the warrants offered thereby. These terms may include the following, as applicable:

     - the title and aggregate number of the warrants;

     - the price or prices at which the warrants will be issued;

     - the title, amount and terms of the securities purchasable upon exercise of the warrants;

     - the title, amount and terms of the securities offered with the warrants and the number of warrants issued with each such security;

     - the date, if any, on and after which the warrants and the related securities will be separately transferable;

     - the price at which the related securities may be purchased upon exercise of the warrants;

     - the exercise period for the warrants;

     - the minimum or maximum number of warrants which may be exercised at any one time;

     - any applicable anti-dilution, redemption or call provisions;

     - any applicable book-entry provisions;

     - a discussion of federal income tax considerations, if any; and

     - any other terms of the warrants.

                   CERTAIN PROVISIONS OF MARYLAND LAW AND OF
                      OUR DECLARATION OF TRUST AND BYLAWS

BOARD OF TRUSTEES

     Our declaration of trust requires us to have no fewer than three nor more than nine trustees. A majority of our trustees must be "independent trustees." The declaration of trust defines an independent trustee as one who, during the preceding two years, has not:

     - been an affiliate of Resource America, Brandywine Construction & Management or their affiliates,

     - been one of our officers, or

     - had a material business or professional relationship with us, Resource America, Brandywine Construction & Management or their affiliates.

     We currently have six trustees, of whom four have been determined by our board of trustees to be independent trustees. The trustees may increase or decrease the number of trustees by a majority vote; however, the number of trustees may be increased above nine or decreased below three only by a vote of at least 75% of the trustees then in office, and the term of office of a trustee may not be affected by a decrease in the authorized number of trustees. Any vacancy, including one created by an increase in the number of trustees, may be filled by a majority of the remaining trustees, except that independent trustees must nominate replacements for vacancies in independent trustee positions.

     Our declaration of trust provides that a trustee may be removed by a two-thirds vote of our outstanding voting shares. This provision may operate to make it impractical for shareholders to remove incumbent trustees and fill the vacancies created by such removal with their own nominees.

BUSINESS COMBINATIONS

     Under Maryland law, certain "business combinations" between us and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our shares, an affiliate of ours who, at any time within the previous two years was the beneficial owner of 10% or more of the voting power of our shares, whom the statute terms an "interested shareholder," or an affiliate of an interested shareholder, are prohibited for five years after the most recent date on which an "interested shareholder" became an interested shareholder. The business combinations subject to this law include principally mergers, consolidations, share exchanges or, in certain circumstances, asset transfers or issuances or reclassifications of equity securities. After the five year period has elapsed, a proposed business combination must be recommended by the board of trustees and approved by the affirmative vote of at least:

     - 80% of our outstanding voting shares, and

     - two-thirds of our outstanding voting shares, excluding shares held by the interested shareholder unless, among other conditions, the shareholders receive a minimum price, as defined by Maryland law, for their shares and the consideration is in cash or in the same form as previously paid by the interested shareholder for its shares. These provisions do not apply, however, to business combinations that our board of trustees approves or exempts prior to the time that the interested shareholder becomes an interested shareholder.

CONTROL SHARE ACQUISITIONS

     Maryland law provides that "control shares" acquired in a "control share acquisition" have no voting rights unless approved by a vote of two-thirds of our outstanding voting shares, excluding shares owned by the acquiror or by officers or trustees who are employees of ours. "Control shares" are voting shares which, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, would entitle the acquiring person to exercise voting power in electing trustees within one of the following ranges of voting power:

     - one-tenth or more but less than one-third,

     - one-third or more but less than a majority, or

     - a majority of all voting power.

     Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel our board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, we may present the question at any shareholders' meeting.

     If voting rights are not approved at the shareholders' meeting or if the acquiring person does not deliver an acquiring person statement as required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined without regard to the absence of voting rights for the control shares and as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of such shares were considered and not approved. If voting rights for control shares are approved at a shareholders' meeting, and the acquiror may then vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved or exempted by our declaration of trust or bylaws from the Maryland control share acquisition statute.

     Our bylaws exempt from the Maryland control share acquisition statute any and all acquisitions of our common or preferred shares by any person. The board of trustees has the right, however, to amend or eliminate this exemption at any time in the future.

AMENDMENT OF OUR DECLARATION OF TRUST AND BYLAWS

     Our declaration of trust may be amended by a majority vote of our outstanding voting shares except that provisions relating to the trustees, the ownership limitation, amendments to the declaration of trust and our dissolution and termination may only be amended by a two-thirds vote of our outstanding voting shares. The board of trustees may amend the declaration of trust by a two-thirds vote, without any action by our shareholders, to allow us to qualify, or continue our qualification, as a REIT and, by a majority vote, to increase or decrease the aggregate number of our authorized shares, to establish any series of our shares or to decrease or increase the number of shares in any class that we have authority to issue. Our bylaws may be amended only by the board of trustees.

MEETINGS OF SHAREHOLDERS

     Our declaration of trust provides for annual shareholder meetings to elect trustees. Special shareholder meetings may be called by our chairman, chief executive officer, president or board of trustees and must be called at the written request of persons holding 50% or more of our outstanding voting shares.

ADVANCE NOTICE OF NOMINATIONS OF TRUSTEES AND NEW BUSINESS

     At any annual meeting of shareholders, the nomination of trustees for election and business proposed to be considered may be made only by the board of trustees or by a shareholder who has complied with the advance notice procedures set forth in our bylaws. At any special meeting of shareholders, only the business specified in the notice of meeting may be brought before the meeting.

DISSOLUTION

     Shareholders may elect to dissolve our company by a vote of two-thirds of our outstanding voting shares.

INDEMNIFICATION; LIMITATIONS OF TRUSTEES' AND OFFICERS' LIABILITY

     Our declaration of trust limits the liability of our trustees and officers for money damages, except for liability resulting from:

     - actual receipt of an improper benefit or profit in money, property or services, or

     - a final judgment based upon a finding of active and deliberate dishonesty by the trustee that was material to the cause of action adjudicated.

     Our declaration of trust authorizes us, to the maximum extent permitted by Maryland law, to indemnify, and to pay or reimburse reasonable expenses to, any of our present or former shareholders, trustees or officers or any individual who, while a trustee, and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a trustee, director, officer, partner or otherwise. The indemnification covers any claim or liability against the person.

     Maryland law permits a Maryland REIT to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent Maryland law permits corporations to indemnify and reimburse the expenses of their directors and officers. Maryland law permits a corporation to indemnify its present and former directors and officers against liabilities and reasonable expenses actually incurred by them in any proceeding unless:

     - the act or omission of the director or officer was material to the matter giving rise to the proceeding, and

     - was committed in bad faith, or

     - was the result of active and deliberate dishonesty, or

     - in a criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

     However, a Maryland corporation may not indemnify for an adverse judgment in a derivative action. Our bylaws require us, as a condition to advancing expenses, to obtain:

     - a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification, and

     - a written undertaking to repay the amount reimbursed if the standard of conduct was not met.

INDEMNIFICATION AGREEMENTS

     We have indemnification agreements with each of our executive officers and trustees. The indemnification agreements require us to indemnify our executive officers and trustees to the fullest extent permitted by law and to advance all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under the agreements, we must also indemnify and advance all expenses incurred by executive officers and trustees seeking to enforce their rights under the indemnification agreements and may cover executive officers and trustees under any trustees' and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by the declaration of trust, bylaws and Maryland law, it provides greater assurance to trustees and executive officers that indemnification will be available because, as a contract, it cannot be modified unilaterally in the future by the board of trustees or the shareholders to eliminate the rights it provides.

POSSIBLE ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR DECLARATION OF TRUST AND BYLAWS

     The provisions of our declaration of trust regarding the removal of trustees and the restrictions on the transfer of shares, the advance notice provisions of the bylaws and the business combination provisions of Maryland law, could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for shareholders or that they otherwise may believe to be desirable. Also, if the board of trustees rescinds the provisions of the bylaws electing not to be governed by the control share acquisition statute, that statute could have a similar effect.

                       FEDERAL INCOME TAX CONSEQUENCES OF
                              OUR STATUS AS A REIT

     This section summarizes the federal income tax issues that an investor in our common shares, preferred shares or debt securities may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you. In addition, except to the extent discussed in "-- Taxation of Tax-Exempt Shareholders," "-- Taxation of Non-U.S. Shareholders," and "Taxation of Holders of Debt Securities -- Taxation of Non-U.S. Debt Holders," below, this section does not address tax issues that may be important to certain types of investors that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations.

     The statements in this section are based on current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

     We urge you to consult your own tax advisor regarding the specific tax consequences to you of investing in our securities and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of an investment and our election, and regarding potential changes in applicable tax laws.

TAXATION

     We elected to be taxed as a REIT under the federal income tax laws commencing with our short taxable year ended December 31, 1998. We believe that we have operated in a manner qualifying us as a REIT since our election to be a REIT and we intend to continue so to operate. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex.

     Our qualification as a REIT depends on our ability to meet on a continuing basis qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentages of our assets that fall within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail below. For a discussion of our tax treatment and the tax treatment of our shareholders if we fail to qualify as a REIT, see "-- Failure to Qualify."

     If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our shareholders. The benefit of that tax treatment is that it avoids the "double taxation," or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

     - We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to our shareholders during, or within a specified time period after, the calendar year in which the income is earned.

     - We may be subject to the "alternative minimum tax" on any items of tax preference that we do not distribute or allocate to our shareholders.

     - We will pay income tax at the highest corporate rate on

      -- net income from the sale or other disposition of property acquired through foreclosure ("foreclosure property") that we hold primarily for sale to customers in the ordinary course of business, and

      -- other non-qualifying income from foreclosure property.

     - We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

     - If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under "-- Requirements for Qualification -- Income Tests," and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

      -- the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by

      -- a fraction intended to reflect our profitability.

     - If we fail to distribute during a calendar year at least the sum of

      -- 85% of our REIT ordinary income for such year,

      -- 95% of our REIT capital gain net income for such year, and

      -- any undistributed taxable income from prior periods,

we will pay a 4% excise tax on the excess of such required distribution over the amount we actually distributed.

     - We may elect to retain and pay income tax on our net long-term capital gain.

     - If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation's basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:

      -- the amount of gain that we recognize at the time of the sale or disposition, and

      -- the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

REQUIREMENTS FOR QUALIFICATION

     A REIT is a corporation, trust or association that meets the following requirements:

     - It is managed by one or more trustees or directors.

     - Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

     - It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.

     - It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

     - At least 100 persons are beneficial owners of its shares or ownership certificates.

     - Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year.

     - It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status.

     - It uses a calendar year for federal income tax purposes and complies with the record keeping requirements of the federal income tax laws.

     - It meets certain other qualification tests, described below, regarding the nature of its income and assets.

     We must meet the first four requirements during our entire taxable year and must meet the fifth requirement during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated the sixth requirement, we will be deemed to have satisfied the sixth requirement for that taxable year. For purposes of determining share ownership under the sixth requirement, an "individual" generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An "individual," however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of the sixth requirement.

     We have issued sufficient common shares with sufficient diversity of ownership to satisfy the fifth and sixth requirements. In addition, our declaration of trust restricts the ownership and transfer of our common shares so that we should continue to satisfy the fifth and sixth requirements. The provisions of our declaration of trust restricting the ownership and transfer of common shares are described in "Description of Shares of Beneficial
Interest -- Restrictions on Ownership and Transfer."

     A corporation that is a "qualified REIT subsidiary" is not treated as a corporation separate from its parent REIT. All assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" are treated as assets, liabilities, and items of income, deduction and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which is owned by the REIT. We have two direct subsidiaries, RAIT General and RAIT Limited, and we own all of their capital stock. RAIT General is the sole general partner of RAIT Partnership and RAIT Limited is the sole limited partner of RAIT Partnership. As of the date of this prospectus, RAIT Partnership owns all of the capital stock in 17 other corporations involved in the ownership of certain of our portfolio assets. Thus, RAIT General, RAIT Limited and the other 17 subsidiaries will be ignored as separate entities, and all of their assets, liabilities, and items of income, deduction, and credit will be treated as our assets, liabilities and items of income, deduction and credit.

     An unincorporated entity that is beneficially owned by a single parent entity is not treated as an entity separate from its parent. As of the date of this prospectus, we own all of RAIT General and RAIT Limited which, in turn, own all of RAIT Partnership. As of the date of this prospectus, we beneficially own all of the membership interests in 12 limited liability companies and all of the partnership interests in three limited partnerships involved in the ownership of certain of our portfolio assets. These limited liability companies are treated as partnerships for federal income tax purposes. Thus, RAIT Partnership and the limited liability companies and limited partnerships we beneficially own will not be treated as entities separate from us for so long as RAIT Partnership's only partners are RAIT General and RAIT Limited, we own all of their capital stock, and we beneficially own all of the membership interests and partnership interests of these limited liability companies and limited partnerships.

     In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, when RAIT Partnership admits a partner other than us, or a qualified REIT subsidiary of us, our proportionate share of the assets, liabilities and items of income of RAIT Partnership, and those of any other partnership, joint venture or limited liability company that is treated as a partnership for federal income tax purposes in which we have acquired or will acquire an interest, directly or indirectly (a "subsidiary partnership") will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

     A REIT is allowed to own up to 100% of the stock of a "taxable REIT subsidiary," or TRS. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the new rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT's tenants that are not conducted on an arm's-length basis. We do not currently have any TRSs, but may form one or more TRSs in the future.

INCOME TESTS

     We must satisfy two gross income tests annually to maintain qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

     - rents from real property,

     - interest on debt secured by mortgages on real property or on interests in real property, and

     - dividends or other distributions on and gain from the sale of shares in other REITs.

     Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, dividends, other types of interest, gain from the sale or disposition of stock or securities, income from certain interest rate hedging contracts, or any combination of the foregoing. Gross income from any origination fees we obtain or from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

     Where the principal amount of mortgages on a property exceeds the property's fair market value, the Internal Revenue Service may contend that the lender is actually the owner of the property for tax purposes. Since we have acquired and may continue to acquire loans whose principal amount exceeds the fair market value of the underlying property, a recharacterization may occur although the existence of forbearance or other workout arrangements would make it less likely. If we are found to be the owner of real property rather than a mortgagee, our income would consist of the rent from the property rather than interest on our loan. We would generally be entitled to deductions for operating expenses of the property as well as for depreciation. Consequently, as long as the rent qualifies as "rents from real property," it is unlikely that such recharacterization would adversely affect our qualification under the asset tests, income tests or distribution requirements, except as discussed below.

     The term "interest," generally does not include any amount that depends in whole or in part on the income or profits of any person. However, an amount generally will not be excluded from the term "interest" solely because it is based on a fixed percentage or percentages of receipts or sales. In addition, an amount generally will not be excluded from the term "interest" solely because it is based on the income or profits of a debtor if substantially all of the debtor's gross income from the property qualifies as rents from real property if received by a REIT. Furthermore, interest from an appreciation interest based on the sale price of a property will be treated as gain from the sale of the property, which generally is qualifying income for purposes of the 75% and 95% gross income tests.

     Interest, original issue discount and market discount income from our loans generally will be qualifying interest income for purposes of both the 75% and 95% gross income tests. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the value of the property securing the loan on the date we originated or acquired the loan, the portion of the income from the loan derived from the excess principal amount will be qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. In addition, if interest income from a loan is based in part on the borrower's profits or net income, it generally will be disqualified for purposes of both the 75% and 95% gross income tests.

     We have purchased and originated loans that are only indirectly secured by real property and may do so in the future. If a senior loan prevents us from recording a mortgage against the property, the junior note held by us may be collateralized by an unrecorded mortgage, a deed-in-lieu of foreclosure, a pledge of equity interests of the borrower, a purchase option or some other arrangement. Interest as well as any original issue discount and market discount income derived from such loans should be qualifying interest income for purposes of both the 75% and 95% gross income tests. It is possible, however, that the Internal Revenue Service would conclude that interest on these loans does not constitute interest from a loan "secured by mortgages on real property or on interests in real property," so that such interest would not qualify for purposes of the 75% gross income test. In that event, we believe, as of the date of this prospectus, that the amount of our income from these loans is a low enough percentage of our gross income so that compliance with the 75% gross income test would nevertheless be maintained.

     In the case of wraparound loans, there is authority for the position that only the interest attributable to the amounts advanced by the REIT or a person from whom it acquired the loan will constitute income to the REIT. Under this interpretation, amounts we receive from the borrower that are used to pay debt service on the underlying senior debt would be treated as having been paid directly by the borrower to the senior lender and thus excluded from our gross income. We believe that we have satisfied the income tests regardless of whether all of the interest on our wraparound loans is treated as income or only the interest attributable to the amounts advanced by us is treated as income.

     We may originate or acquire mortgage loans that have appreciation interests. We may be required to recognize income from an appreciation interest over the term of the related loan using a method that generally will result in our recognizing at least some taxable income in advance of the related cash flow.

     A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets is held for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold "primarily for sale to customers in the ordinary course of a trade or business."

     We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of such income. However, gross income from a foreclosure property will qualify under the 75% and 95% gross income tests. "Foreclosure property" is any real property, including interests in real property, and any personal property incident to such real property:

     - that is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on an indebtedness that such property secured;

     - for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

     - for which such REIT makes a proper election to treat such property as foreclosure property.

We have no foreclosure property as of the date of this prospectus.

     However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property with respect to a REIT at the end of the third taxable year following the taxable year in which the REIT acquired such property, or longer if an extension is granted by the Secretary of the Treasury. The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day:

     - on which a lease is entered into with respect to the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

     - on which any construction takes place on the property, other than completion of a building or other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent; or

     - which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

     Rent that we receive from real property that we own and lease to tenants will qualify as "rents from real property," which is qualifying income for purposes of the 75% and 95% gross income tests, only if we meet each of the following conditions:

     - The rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

     - Neither we nor a direct or indirect owner of 10% or more of our shares may own, actually or constructively, 10% or more of a tenant from whom we receive rent, other than a TRS. Rent we receive from a TRS will qualify as "rents from real property" if at least 90% of the leased space of the property is rented to persons other than TRSs and 10%-owned tenants and the amount of rent paid by the TRS is substantially comparable to rent paid by the other tenants of the property for comparable space.

     - All of the rent received under a lease of real property will not qualify as "rents from real property" unless the rent attributable to the personal property leased in connection with such lease is no more than 15% of the total rent received under the lease. The allocation of rent between real and personal property is based on the relative fair market values of the real and personal property.

     - We generally must not operate or manage our real property or furnish or render services to our tenants other than through an independent contractor who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an independent contractor, but instead may provide services directly, if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered to be provided for the tenants' convenience. In addition, we may provide a minimal amount of "non-customary" services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Further, a TRS can provide customary and noncustomary services to our tenants without tainting our rental income.

We believe that the rents we receive meet all of these conditions.

     If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

     - our failure to meet such tests is due to reasonable cause and not due to willful neglect,

     - we attach a schedule of the sources of our income to our tax return, and

     - any incorrect information on the schedule was not due to fraud with intent to evade tax.

     We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in "-- Taxation" even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

ASSET TESTS

     To maintain our qualification as a REIT, we also must satisfy two asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

     - cash or cash items, including certain receivables;

     - government securities;

     - interests in real property, including leaseholds and options to acquire real property and leaseholds;

     - interests in mortgages on real property;

     - stock in other REITs; and

     - investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

Under the second asset test, except for securities in the 75% asset class, securities in a TRS or qualified REIT subsidiary, and certain partnership interests (including all interests in subsidiary partnerships) and debt obligations:

     - not more than 5% of the value of our total assets may be represented by the securities of any one issuer,

     - we may not own securities that possess more than 10% of the total voting power of outstanding voting securities of any one issuer, and

     - we may not own securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer (the "10% value test").

In addition, not more than 20% of the value of our total assets may be represented by securities of one or more TRSs.

     Under a special transaction provision, the 10% value test described above will not apply to securities we held on July 12, 1999, provided that the issuer of those securities does not engage in a substantial new line of business or acquire substantial new assets after that date, and provided that we do not acquire additional securities of the issuer after that date. Existing taxable subsidiaries can be converted into TRSs on a tax-free basis at any time before January 1, 2004.

     If the fair market value of the real property securing a mortgage loan equals or exceeds the outstanding principal balance of the loan, the loan will be a qualifying asset. However, if the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, the excess amount may not be a qualifying asset, although the matter is not free from doubt. An "interest" in real property also generally includes an interest in mortgage loans secured by controlling equity interests in partnerships or limited liability companies that are taxed as partnerships that own real property, to the extent that the principal balance of the mortgage does not exceed the fair market value of the real property that is allocable to the equity interest. We have purchased and originated loans that are only indirectly secured by real estate, and we may continue to do so in the future.

     We expect that any loans, real properties and temporary investments that we acquire generally will be qualifying assets for purposes of the 75% asset test, except to the extent that the principal balance of any loan exceeds the value of the associated real property, or to the extent the asset is a loan that is not deemed to be an interest in real property. In the case of wraparound loans, it is uncertain whether the entire wraparound mortgage amount or only the amount of our investment that is in excess of the principal amount of the underlying loans will be considered our asset. We will monitor the status of our acquired assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if:

     - we satisfied the asset tests at the close of the preceding calendar quarter and

     - the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the first item, above, we still may avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

     As described above, we may own up to 100% of the stock of TRSs. TRSs can perform activities unrelated to our tenants, such as third-party management, development, and other independent business activities, as well as provide services to our tenants. We and a taxable subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. The deductibility of interest paid or accrued by a TRS to us is limited to assure that the TRS is subject to an appropriate level of corporate taxation. Further, there is a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm's-length basis. We may not own more than 10% of the voting power or value of the stock of a taxable subsidiary that is not treated as a TRS. Overall, no more than 20% of our assets can consist of securities of TRSs. We do not currently have any TRSs, but may form one or more TRSs in the future.

DISTRIBUTION REQUIREMENTS

     Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our shareholders in an aggregate amount at least equal to:

     - the sum of

      -- 90% of our "REIT taxable income," computed without regard to the dividends paid deduction and our net capital gain or loss, and

      -- 90% of our after-tax net income, if any, from foreclosure property;
         minus

     - the sum of certain items of non-cash income.

     We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration. Although the distribution requirement was reduced from 95% to 90% for taxable years beginning after December 31, 2000, we intend to continue to attempt to distribute 100% of our REIT taxable income.

     We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to shareholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following such calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

     - 85% of our REIT ordinary income for such year,

     - 95% of our REIT capital gain income for such year, and

     - any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See "-- Taxation of Taxable U.S. Shareholders." If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.

     It is possible that, from time to time, we may experience timing differences between:

     - the actual receipt of income and actual payment of deductible expenses, and

     - the inclusion of that income and deduction of those expenses in arriving at our REIT taxable income.

For example, we will recognize taxable income in excess of our cash receipts when original issue discount accrues with respect to a loan. Original issue discount generally will accrue taking into account projected prepayments, such as those arising from appreciation interests, but not allowing credit losses to be reflected until they are actually incurred. Also, we may recognize as income taxable market discount income from the proceeds of the sale of, or principal payments from, loans that are "market discount bonds," although such proceeds often will be used to make non-deductible principal payments on related borrowings. "Market discount bonds" are obligations with a stated redemption price at maturity that is greater than our tax basis in such obligations. We also may recognize income in excess of cash receipts if we make wraparound loans where the payments of nondeductible principal we must make on the underlying loans exceed the amount of nontaxable principal we receive from the borrower. There is authority, however, for the position that only the interest on the amount advanced by the wraparound lender is included in the income of a REIT making such a loan; this would reduce or limit the possibility of mismatching. In addition, we may recognize net capital gain attributable to the sale of depreciated property that exceeds our cash receipts from the sale. We also may recognize taxable income without receiving a corresponding cash distribution if we foreclose on or make a "significant modification" to a loan, to the extent that the fair market value of the underlying property or the principal amount of the modified loan, as applicable, exceeds our basis in the original loan. Finally, we cannot deduct from our REIT taxable income capital losses recognized by us. As a result of these considerations, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue preferred stock or additional common shares.

     Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying "deficiency dividends" to our shareholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

RECORDKEEPING REQUIREMENTS

     We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our shareholders designed to disclose the actual ownership of our outstanding shares. We have complied, and we intend to continue to comply, with such requirements.

FAILURE TO QUALIFY

     If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we will be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid out to shareholders. In fact, we would not be required to distribute any amounts to shareholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to shareholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate shareholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

     As long as we qualify as a REIT, a taxable "U.S. shareholder" must take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003, which we refer to as the 2003 tax act. Under the 2003 tax act, the highest federal income tax rate on capital gains and dividends was lowered to 15% for 2003-08, with taxpayers in lower income brackets paying 5% on capital gains and dividends in 2003-07 and no taxes on such income in 2008. However, dividends received from a REIT generally do not qualify as dividends for this purpose. Instead, they are taxable as ordinary income subject to a maximum rate of 35% (reduced pursuant to the 2003 tax act from the previous maximum rate of 38.6%). REIT dividends would qualify for the reduced rate only to the extent the REIT makes a capital gains distribution, distributes dividends received from a taxable REIT subsidiary or other corporation or, to the extent permitted, a REIT pays corporate income taxes and retains earnings. None of the dividends we have paid in the past would have qualified for the reduced rate. In addition, a U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. The term "U.S. shareholder" means a holder of preferred or common shares that for United States federal income tax purposes is:

     - a citizen or resident of the United States;

     - a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof;

     - an estate whose income from sources without the United States is includible in gross income for United States federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States; or

     - any trust with respect to which

      -- a United States court is able to exercise primary supervision over its administration, and

      -- one or more United States persons have the authority to control all of its substantial decisions.

     A U.S. shareholder generally will recognize distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. shareholder has held our common shares. A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

     We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. shareholder would be taxed on his or her proportionate share of our undistributed long-term capital gain. The U.S. shareholder would receive a credit or refund for his or her proportionate share of the tax we paid. The U.S. shareholder would increase his or her basis in our shares by the amount of his or her proportionate share of our undistributed long-term capital gain, minus his or her share of the tax we paid.

     A U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of the U.S. shareholder's preferred or common shares. Instead, such distribution will reduce the adjusted basis of such preferred or common shares. A U.S. shareholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. shareholder's adjusted basis in his or her preferred or common shares as long-term capital gain, or short-term capital gain if the preferred or common shares have been held for one year or less, assuming the preferred or common shares are a capital asset in the hands of the U.S. shareholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. shareholder of record on a specified date in any of these months, the distribution will be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

     Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of the preferred or common shares will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses," such as losses from certain types of limited partnerships in which the shareholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of preferred or common shares generally will be treated as investment income for purposes of the investment interest limitations. We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

     We may recognize taxable income in excess of our economic income, known as "phantom income," in the first years we hold certain investments, and experience an offsetting excess of economic income over our taxable income in later years. As a result, shareholders at times may pay federal income tax on distributions that economically represent a return of capital, rather than a dividend. These distributions would be offset in later years by distributions representing economic income that would be treated as returns of capital for federal income tax purposes. Taking into account the time value of money, this acceleration of federal income tax liabilities may reduce a shareholder's after-tax return on his or her investment in us to an amount less than the after-tax return on an investment with an identical before-tax rate of return that did not generate phantom income. For example, if an investor with a 30% tax rate purchases a taxable bond with an annual interest rate of 10% on its face value, the investor's before-tax return on the investment would be 10% and the investor's after-tax return would be 7%. However, if the same investor purchased our shares at a time when the before-tax rate of return was 10%, the investor's after-tax rate of return on the shares might be somewhat less than 7% as a result of our phantom income. In general, as the ratio of our phantom income to our total income increases, the after-tax rate of return received by a taxable shareholder will decrease. We will consider the potential effects of phantom income on our taxable shareholders in managing our investments.

TAXATION OF U.S. SHAREHOLDERS ON THE DISPOSITION OF SHARES

     In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of his or her preferred or common shares as long-term capital gain or loss if the U.S. shareholder has held the preferred or common shares for more than one year. However, a U.S. shareholder must treat any loss upon a sale or exchange of preferred or common shares held by such shareholder for six months or less as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. shareholder treats as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of the preferred or common shares may be disallowed if the U.S. shareholder purchases other preferred or common shares within 30 days before or after the disposition.

CAPITAL GAINS AND LOSSES

     The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. Under the 2003 tax act, the maximum marginal individual income tax rate is 35% for 2003 and all subsequent years. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers was reduced by the 2003 tax act from 20% to 15%, with taxpayers in lower income brackets paying 5%, for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of "section 1250 property," or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property." With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate shareholders at a 15% or 25% rate. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     We will report to our shareholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 28% with respect to distributions unless the holder:

     - is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or

     - provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules.

     A shareholder who does not provide us with his or her correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. shareholders, see "-- Taxation of Non-U.S. Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income, so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of our securities or debt securities of RAIT Partnership with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our shares must treat a percentage of the dividends that it receives from us as unrelated business taxable income. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares only if:

     - the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

     - we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust; and either:

      -- one pension trust owns more than 25% of the value of our shares or

      -- a group of pension trusts individually holding more than 10% of the value of our shares collectively owns more than 50% of the value of our shares.

TAXATION OF NON-U.S. SHAREHOLDERS

     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders are complex. This section is only a summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of our common and preferred shares, including any reporting requirements.

     A non-U.S. shareholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. shareholder's conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions and also may be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a non-U.S. corporation. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. shareholder unless either:

     - a lower treaty rate applies and the non-U.S. shareholder files the required form evidencing eligibility for that reduced rate with us; or

     - the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

     A non-U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of our preferred or common shares. Instead, such a distribution will reduce the adjusted basis of those preferred or common shares. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of our preferred or common shares, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of our preferred or common shares, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

     We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

     For any year in which we qualify as a REIT, a non-U.S. shareholder will incur tax on distributions that are attributable to gain from the sale or exchange of "U.S. real property interests" under special provisions of the federal income tax laws known as "FIRPTA." The term "U.S. real property interests" includes certain interests in real property and shares in corporations at least 50% of whose assets consist of interests in real property. Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution.

We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against its tax liability for the amount we withhold.

     A non-U.S. shareholder generally will not incur tax under FIRPTA as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our shares. We cannot assure you that this test will be met. However, a non-U.S. shareholder that owned, actually or constructively, 5% or less of the preferred and common shares at all times during a specified testing period will not incur tax under FIRPTA if the preferred and common shares are "regularly traded" on an established securities market. If the gain on the sale of the shares were taxed under FIRPTA, a non-U.S. shareholder would be taxed in the same manner as U.S. shareholders with respect to such gain, subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. Furthermore, a non-U.S. shareholder will incur tax on gain not subject to FIRPTA if:

     - the gain is effectively connected with the non-U.S. shareholder's U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or

     - the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains.

TAXATION OF HOLDERS OF DEBT SECURITIES

     In this prospectus, the term "U.S. debt holder" means a person that comes within one of the categories set forth in the definition of "U.S. shareholder" described in the prospectus section "Federal Income Tax Consequences of Our Status as a REIT -- Taxation of Taxable U.S. Shareholders."

     Taxation of U.S. Debt Holders. Interest on a debt security will be taxable to a U.S. debt holder as ordinary income at the time it is received or accrued, depending on the U.S. debt holder's method of accounting for tax purposes.

     A U.S. debt holder's tax basis in a debt security will generally be its U.S. dollar cost, reduced by any repayments of principal.

     In general, as with U.S. shareholders, a U.S. debt holder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of his or her debt securities, such as a sale or retirement, as long-term capital gain or loss if the U.S. debt holder has held the debt securities for more than one year. The amount of any capital gain or loss does not include amounts attributable to accrued but unpaid interest or amounts attributable to original issue discount, which are treated as ordinary income.

     Taxation of Non-U.S. Debt Holders. This discussion assumes that the debt security is not subject to the rules of Section 871(h)(4)(A) of the Internal Revenue Code relating to interest payments that are determined by reference to the income, profits, changes in the value of property or other attributes of the debtor or a related party.

     Under present federal income tax law, and subject to the discussion of backup withholding in the prospectus sections "Federal Income Tax Consequences of Our Status as a REIT -- Information Reporting Requirements and Backup Withholding" and "-- Taxation of Non-U.S. Shareholders":

     - payments of principal, premium and interest by RAIT Partnership to a non-U.S. debt holder will not be subject to federal withholding tax if, in the case of interest,

      -- the beneficial owner of the debt security does not actually or constructively own 10% or more of the capital or profits interest in RAIT Partnership,

      -- the beneficial owner of the debt security is not a controlled foreign corporation that is related to RAIT Partnership through share ownership,

      -- the beneficial owner of a debt security is not a bank whose receipt of interest from the debt security is described in Section 881(c)(3)(A) of the Internal Revenue Code; and

      -- either the beneficial owner of the debt security certifies to RAIT
         Partnership that it is not a U.S. person and provides its name and address, or a financial institution that holds customers securities in the ordinary course of its trade or business and holds the debt security certifies to RAIT Partnership that such statement has been received by it or by a financial institution between it and the beneficial owner and furnishes RAIT Partnership with a copy; and

     - a non-U.S. debt holder will not be subject to federal withholding tax on any gain realized on the sale or exchange of a debt security.

     Special rules may apply in the case of non-U.S. debt holders that are engaged in a United States trade or business, are former citizens or long term residents of the United States, are "controlled foreign corporations," "foreign personal holding companies" or corporations which accumulate earnings to avoid United States federal income tax, together with some foreign charitable organizations and certain non-resident alien individuals who are present in the United States for 183 days or more during a taxable year.

STATE AND LOCAL TAXES

     We and/or our securityholders may be subject to taxation by various states and localities, including those in which we or such securityholders transact business, own property or reside. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, holders of our securities should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in our securities.

                              PLAN OF DISTRIBUTION

     We may distribute our securities from time to time in one or more transactions at a fixed price or prices. We may change these prices from time to time. We may also distribute our securities at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. We will describe the distribution method for each offering in a prospectus supplement.

     We may sell our securities in any of four ways:

     - through underwriters or dealers,

     - through agents who may be deemed to be underwriters as defined in the Securities Act of 1933,

     - directly to one or more purchasers, and

     - directly to holders of warrants exercisable for our securities upon the exercise of their warrants.

     The prospectus supplement for a particular offering will set forth the terms of the securities we offer, the terms of the offering, purchase price, the proceeds we will receive from the offering, any delayed delivery arrangements, and any underwriting arrangements, including underwriting discounts and other items constituting underwriters' compensation and any discounts or concessions allowed or reallowed or paid to dealers. We may have agreements with the underwriters, dealers and agents who participate in the distribution to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments which they may be required to make.

     If we use underwriters in the sale, the securities we offer will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Our securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of our securities will be named in the prospectus supplement relating to that offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of that prospectus supplement.

     If we use dealers in an offering of our securities, we will sell the shares to the dealers as principals. The dealers may then resell the shares to the public at varying prices to be determined by those dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     We may also offer our securities directly, or though agents we designate, from time to time at fixed prices, which we may change, or at varying prices determined at the time of sale. We will name any agent we use and describe the terms of the agency, including any commissions payable by us to the agent, in a prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent we use will act on a reasonable best efforts basis for the period of its appointment.

     In certain states, our securities may be sold only through registered or licensed brokers or dealers. In addition, in certain states, our securities may not be sold unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

     Any common shares sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange. Preferred shares may or may not be listed on a national securities exchange. Debt securities will not be listed on a national securities exchange.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 2002 and 2001 and for each of the three years ended December 31, 2002 appearing in our Annual Report on Form 10-K for the year ended December 31, 2002, which are incorporated by reference in this prospectus, have been audited by Grant Thornton LLP, whose report is incorporated by such reference in this prospectus and given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the period ended March 31, 2003 and 2002 incorporated by reference in this prospectus, our independent public accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in our quarterly report on Form 10-Q for the quarter ended March 31, 2003 and incorporated by reference herein, states that they did not audit and they do not express any opinion on that interim financial information. Accordingly, the degree of your reliance on their report on such information should be restricted in light of the limited nature of the review procedures they applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because the report is not a "report" or a "part" of any registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                                 LEGAL OPINIONS

     The legality of the securities will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. In addition, the description of federal income tax consequences in "Federal Income Tax Consequences of Our Status as a REIT" will be passed upon by Ledgewood Law Firm, P.C., Philadelphia, Pennsylvania. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we filed with the SEC at the SEC's

Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may request copies of these documents, upon payment of a copying fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our SEC filings are also available to the public on the SEC internet site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to documents we have filed with the SEC but which we do not include in this prospectus. The information incorporated by reference is considered part of this prospectus, and later information that we file with the SEC will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act:

     - Annual Report on Form 10-K for the year ended December 31, 2002.

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

     - Current Reports on Form 8-K filed January 24, 2003, February 11, 2003 and April 24, 2003.

     - The description of our common shares contained in Form 8-A/A dated January 23, 2002.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

        RAIT Investment Trust
        ATTN: Ellen J. DiStefano
        Executive Vice President and Chief Financial Officer
        c/o RAIT Partnership, L.P.
        1818 Market Street, 28th Floor
        Philadelphia, Pennsylvania 19103
        Telephone: (215) 861-7900

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of our securities in any state where the offer or solicitation is not authorized. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

     The statements that we make in this prospectus about the contents of any other documents are not necessarily complete, and are qualified in their entirety by referring you to the copy of that document, which is filed as an exhibit to the registration statement. You can obtain copies of these documents from the SEC or from us, as described above.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and any prospectus supplement accompanying this prospectus contain or incorporate by reference certain forward-looking statements. When used, statements which are not historical in nature, including those prefaced by the words "anticipate," "estimate," "should," "expect," "believe," "intend" and similar expressions, are intended to identify forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including, among other things:

     - business and economic conditions, especially as they affect interest rates and the value of real estate;

     - defaults by borrowers in paying debt service on our loans, particularly our subordinated loans;

     - illiquidity of our portfolio of loans and property interests;

     - our possible inability to originate or acquire loans or property interests on favorable terms; and

     - our possible inability to maintain our qualification as a real estate investment trust or our exemption from registration under the Investment Company Act.

     Other risks, uncertainties, and factors that could cause actual results to differ materially from those projected are discussed in the "Risk Factors" section of the prospectus, as well as in reports filed by us from time to time with the Securities and Exchange Commission, including Forms 10-K, 10-Q and 8-K. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in or incorporated by reference into this prospectus and any prospectus supplement accompanying this prospectus might not occur.

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NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED REPRESENTATIONS OR INFORMATION. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE AN OFFER TO SELL ONLY THE PREFERRED SHARES OFFERED HEREBY, AND ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE CURRENT ONLY AS OF THEIR RESPECTIVE DATES.

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                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Supplement
Forward-Looking Statements.............   S-1
Our Company............................   S-2
Recent Developments....................   S-2
The Offering...........................   S-3
Ratio of Earnings to Combined Fixed
  Charges and Preferred Share
  Dividends............................   S-5
Supplemental Risk Factors..............   S-6
Use of Proceeds........................   S-8
Capitalization.........................   S-9
Selected Financial Information.........  S-10
Description of Series B Preferred
  Shares...............................  S-11
Supplemental Federal Income Tax
  Consequences of Our Status as a
  REIT.................................  S-18
Underwriting...........................  S-20
Experts................................  S-21
Legal Opinions.........................  S-21
Where You Can Find More Information....  S-21
Prospectus
Our Company............................     2
Use of Proceeds........................     2
Risk Factors...........................     3
Description of Shares of Beneficial
  Interest.............................    11
Description of Debt Securities.........    14
Description of Warrants................    22
Certain Provisions of Maryland Law and
  of Our Declaration of Trust and
  Bylaws...............................    23
Federal Income Tax Consequences of Our
  Status as a REIT.....................    26
Plan of Distribution...................    40
Experts................................    41
Legal Opinions.........................    41
Where You Can Find More Information....    41
Forward-Looking Statements.............    42

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                                2,000,000 SHARES

                          [RAIT INVESTMENT TRUST LOGO]
                             % SERIES B CUMULATIVE
                          REDEEMABLE PREFERRED SHARES
                    ----------------------------------------
                             PROSPECTUS SUPPLEMENT
                   -----------------------------------------
                            FRIEDMAN BILLINGS RAMSEY
                                 PIPER JAFFRAY
                           STIFEL, NICOLAUS & COMPANY
                                    INCORPORATED
                               SEPTEMBER   , 2004
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